   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 18, 1996


                                                      REGISTRATION NO. 333-14647
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON D.C. 20549
                            ------------------------


                                AMENDMENT NO. 3
                                       TO
                                   FORM SB-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------
                             TEARDROP GOLF COMPANY
                 (Name of small business issuer in its charter)
                         ------------------------------

                DELAWARE                                    3949                                   57-1056600
      (State of other jurisdiction              (Primary Standard Industrial                    (I.R.S. Employer
   of incorporation or organization)            Classification Code Number)                  Identification Number)

                         ------------------------------

                           32 BOW CIRCLE, BUILDING #1
                    HILTON HEAD ISLAND, SOUTH CAROLINA 29928
                                 (803) 686-4995
         (Address and telephone number of principal executive offices)
                         ------------------------------

                           32 BOW CIRCLE, BUILDING #1
                    HILTON HEAD ISLAND, SOUTH CAROLINA 29928
(Address of principal place of business or intended principal place of business)
                         ------------------------------

                              MR. RUDY A. SLUCKER
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                           32 BOW CIRCLE, BUILDING #1
                    HILTON HEAD ISLAND, SOUTH CAROLINA 29928
                                 (803) 686-4995
           (Name, address and telephone number of agent for service)
                         ------------------------------

                          COPIES OF COMMUNICATIONS TO:

                   Jeffrey A. Baumel, Esq.                                         David Alan Miller, Esq.
                   Crummy, Del Deo, Dolan,                                         Graubard Mollen & Miller
                    Griffinger & Vecchione                                             600 Third Avenue
                     One Riverfront Plaza                                          New York, New York 10016
                   Newark, New Jersey 07102                                       Telephone: (212) 818-8800
                  Telephone: (201) 596-4500                                          Fax: (212) 818-8881
                     Fax: (201) 639-6260

                         ------------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ___

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ___

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                         ------------------------------


                        CALCULATION OF REGISTRATION FEE



              Title of Each Class                                       Proposed            Proposed          Amount of
                 of Securities                     Amount To Be      Maximum Price          Maximum         Registration
                to be Registered                   Registered(1)    Per Security(2)    Offering Price(2)         Fee
Common Stock, par value $.01 per share..........  1,437,500(3)     $4.50               $6,468,750          $2,230.60
Warrants........................................  1,437,500(4)     $ .10               $ 143,750           $  49.57
Shares of Common Stock underlying Warrants......  1,437,500        $5.50               $7,906,250          $2,726.29
Representatives' Purchase Option................  125,000          $ .0009             $  112.50           $   0.04
Shares of Common Stock included as part of
 Representatives' Purchase Option...............  125,000          $7.70               $ 962,500           $ 331.90
Warrants included as part of Representatives'
 Purchase Option................................  125,000          $ .14               $  17,500           $   6.63
Shares of Common Stock underlying Warrants
 included as part of Representatives' Purchase
 Option.........................................  125,000          $5.50               $ 687,500           $ 237.00
Total Registration Fee..........................                                                           $5,581.43*



* $4,406.31 has previously been filed. The balance of $1,175.12 is paid with this filing.


(1) Pursuant to Rule 416, there are also being registered such indeterminable number of additional securities which may be issued as a result of the anti-dilution provisions of the Warrants and the Representatives' Purchase Options.


(2) Estimated solely for purposes of calculating registration fee.


(3) Includes 187,500 shares of Common Stock subject to an over-allotment option granted to the Representatives by the Registrant.


(4) Includes 187,500 Warrants subject to an over-allotment option granted to the Representatives by the Registrant.


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

PROSPECTUS



                             [LOGO]
1,250,000 SHARES OF COMMON STOCK AND
1,250,000 REDEEMABLE COMMON STOCK PURCHASE WARRANTS



All of the 1,250,000 shares of common stock ("Common Stock") and 1,250,000 Redeemable Common Stock Purchase Warrants ("Warrants") offered hereby (together, the "Securities") are being sold by TearDrop Golf Company ("Company" or "TearDrop"). Each Warrant entitles the holder to purchase one share of Common Stock for $5.50 during the five-year period commencing on the date of this Prospectus. The Company may redeem the Warrants at a price of $.01 per Warrant on not less than 30 days' prior written notice if the last sale price of the Common Stock has been at least 145.5% of the then-exercise price of the Warrants (initially $8.00) for the 20 consecutive trading days ending on the third day prior to the date on which notice is given. See "Description of Securities."



Prior to this Offering, there has been no public market for the Securities and there can be no assurance that any such market will develop. See "Underwriting" for information relating to the factors considered in determining the initial public offering price of the Securities and the exercise price of the Warrants. The Common Stock and Warrants have been approved for quotation on the Nasdaq SmallCap Market under the symbols "TDRP" and "TDRPW", respectively.

                            ------------------------

The Securities offered hereby are speculative in nature and involve a high degree of risk and substantial dilution. See "Risk Factors" at page 6 and "Dilution" at page 13.
                             ---------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                                                                PRICE              UNDERWRITING             PROCEEDS
                                                                 TO                DISCOUNTS AND               TO
                                                               PUBLIC             COMMISSIONS(1)           COMPANY(2)
Per Share.............................................          $4.50                  $.45                   $4.05
Per Warrant...........................................          $.10                   $.01                   $.09
Total (3).............................................       $5,750,000              $575,000              $5,175,000



(1) Does not include a 3% nonaccountable expense allowance which the Company has agreed to pay to the Representatives. The Company has also agreed to sell to the Representatives an option to purchase 125,000 shares of Common Stock and/or 125,000 Warrants ("Representatives' Purchase Option"), to retain GKN Securities Corp. as a financial consultant and to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."



(2) Before deducting expenses payable by the Company, including the nonaccountable expense allowance in the amount of $172,500 ($198,375 if the Underwriters' over-allotment option is exercised in full), estimated at approximately $592,500.



(3) The Company has granted the Underwriters an option, exercisable within 45 days from the date of this Prospectus, to purchase up to an additional 187,500 shares of Common Stock and/or 187,500 Warrants on the same terms set forth above, solely for the purpose of covering over-allotments, if any. If such over-allotment option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will be $6,612,500, $661,250 and $5,951,250, respectively. See "Underwriting."



The Securities are being offered by the Underwriters on a firm commitment basis subject to prior sale, when, as and if delivered to and accepted by the Underwriters and subject to the approval of certain legal matters by counsel and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify this Offering and to reject any order in whole or in part. It is expected that delivery of certificates representing the Securities will be made against payment therefor at the offices of GKN Securities Corp. in New York City, on or about December 26, 1996.



GKN SECURITIES CORP.                                     KIRLIN SECURITIES, INC.



December 19, 1996

                           [GRAPHICS TO BE PROVIDED]

IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICES OF THE COMMON STOCK OR WARRANTS AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

"TEARDROP-REGISTERED TRADEMARK-" IS A REGISTERED TRADEMARK OF TEARDROP GOLF COMPANY. THE UNITED STATES PATENT AND TRADEMARK OFFICE HAS ISSUED A NOTICE OF ALLOWANCE TO TEARDROP GOLF COMPANY FOR THE TRADEMARK "SPIN MASTER-TM-."

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO, AND SHOULD BE READ IN CONJUNCTION WITH, THE MORE DETAILED INFORMATION AND THE FINANCIAL STATEMENTS (INCLUDING THE NOTES THERETO) APPEARING ELSEWHERE IN THIS PROSPECTUS. EACH PROSPECTIVE INVESTOR IS URGED TO READ THIS PROSPECTUS IN ITS ENTIRETY. UNLESS OTHERWISE INDICATED, ALL INFORMATION IN THIS PROSPECTUS HAS BEEN ADJUSTED TO REFLECT THE REINCORPORATION OF THE COMPANY IN THE STATE OF DELAWARE, EFFECTED ON OCTOBER 21, 1996 AND A 3,333.33-FOR-ONE SHARE CONVERSION IN CONNECTION THEREWITH (THE "REINCORPORATION"). THIS PROSPECTUS CONTAINS, IN ADDITION TO HISTORICAL INFORMATION, FORWARD LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THE RESULTS DISCUSSED IN THE FORWARD LOOKING STATEMENTS. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN "RISK FACTORS" AS WELL AS THOSE DISCUSSED ELSEWHERE IN THIS PROSPECTUS.

                                  THE COMPANY

    The Company designs, develops and markets high-quality, premium-priced golf clubs based on its proprietary technologies, including its TearDrop-Registered Trademark- line of putters and its new line of Spin Master-TM- wedges. The TearDrop putter is used by professional golfers on the Professional Golf Association ("PGA") Tour, the Senior PGA Tour and the Nike Tour, including Brett Ogle (1995 Hawaiian Open and Pebble Beach Golf Tournament Champion), Dustin Phillips, Dino Lucchesi, Dennis Zinkon and P.J. Cowan. The TearDrop putter was reported in 1995 as having achieved a top-ten ranking on both the PGA Tour and the Senior PGA Tour for top-ten finishes among all putters used. The Company believes that its products address the demand for innovative short-game clubs that has not been adequately met by the golf equipment industry, which recently has stressed technological advancement in the design of drivers.

    The Company estimates that gross retail sales of golf clubs in the United States have grown from approximately $2.1 billion in 1986 to approximately $5.0 billion in 1994. With increasing sales, golf equipment manufacturers have invested more in research and development, designing clubs by combining new materials and technologies with advanced remodeling, testing and manufacturing techniques in order to provide golfers with clubs (primarily drivers) that allow for greater distance and control. While it is estimated by the Company that between 8 to 10 million putters were purchased worldwide during 1995, there have been relatively few advances in the design and manufacture of putters and other short-game clubs.

    To exploit the niche for innovative short-game clubs, the Company introduced its first product, the TearDrop putter, in 1993, and has since developed and introduced six additional putters, all based on TearDrop putter technology. The TearDrop putter features a rounded hitting surface rather than the flat hitting surface found on most other putters. This technology allows for the striking of the ball directly at or below center, eliminating most skidding and developing a high overspin, resulting in a superior roll for more precise putts. The Company broadened its product line in Spring 1996 with the introduction of its Spin Master wedges, which feature a titanium-treated friction surface to provide enhanced backspin and added durability.

    The Company's objective is to become a leading supplier of high-quality specialty clubs, including putters and wedges and, in the longer term, drivers. To achieve this objective, the Company is focusing on increasing awareness, as well as enhancing the reputation of its products; increasing market penetration of its products; and continuing the development of innovative clubs and the refinement and improvement of existing products. An integral part of this strategy is the expansion of the Company's marketing and advertising efforts for which the Company intends to use a substantial portion of the proceeds of this Offering. The Company's domestic marketing strategy targets on-course golf pro shops and selected off-course specialty stores and will include print advertising, television commercials and infomercials and other promotional activities. An important feature of the Company's overall marketing effort is the endorsement of its products by touring professional golfers who will demonstrate the effectiveness of the TearDrop putter and provide valuable exposure. These professionals also provide important feedback to the Company regarding future product introductions and existing product refinements. The Company also intends to expand its line of clubs by developing, acquiring or licensing advanced technologies for other specialty clubs, including drivers.

    The Company's executive offices are located at 32 Bow Circle, Building #1, Hilton Head Island, South Carolina 29928 and its telephone number is (803) 686-4995. The Company was incorporated in South Carolina in 1992 under the name "Teardrop Putter Corporation" and merged into the "TearDrop Golf Company," a Delaware corporation, in October 1996 as part of the Reincorporation. The purpose of the Reincorporation was solely to provide for the reincorporation and 3,333.33-for-one stock split and no change in beneficial ownership occurred as a result of the Reincorporation.

                                  THE OFFERING


Securities Offered...........................  1,250,000 shares of Common Stock and
                                                 1,250,000 Warrants. Each Warrant entitles
                                                 the registered holder thereof to purchase
                                                 one share of Common Stock for $5.50 during
                                                 the five-year period commencing on the date
                                                 of this Prospectus. The Company may redeem
                                                 the Warrants at a price of $.01 per Warrant
                                                 on not less than 30 days' prior written
                                                 notice if the last sale price of Common
                                                 Stock has been at least 145.5% of the then-
                                                 exercise price of the Warrants (initially
                                                 $8.00) for the 20 consecutive trading days
                                                 ending on the third day prior to the date
                                                 on which notice of redemption is given. See
                                                 "Description of Securities."
Common Stock Outstanding Prior to the
  Offering...................................  750,000 shares
Common Stock to be Outstanding After the
  Offering...................................  2,000,000 shares
Nasdaq SmallCap
  Market Symbols.............................  Common Stock:  TDRP
                                                 Warrants:        TDRPW


                                USE OF PROCEEDS


    The Company intends to apply approximately $2,200,000 of the net proceeds of this Offering to its marketing and advertising activities, approximately $300,000 to repay indebtedness to NationsBank of South Carolina ("NationsBank"), approximately $250,000 to improve its manufacturing operations and approximately $100,000 to research and development. The remaining $1,732,500 will be used for working capital and general corporate purposes. See "Use of Proceeds."


                                  RISK FACTORS

    The securities offered hereby involve a high degree of risk, including, without limitation, the Company's limited operating history; a history of losses and accumulated and stockholders' deficits; recent decreases in net sales and increases in net loss; the possible need for additional capital; and the highly competitive nature of the sporting goods industry generally and the golf equipment segment specifically. An investment in the Securities offered hereby should be considered only by investors who can afford the loss of their entire investment. See "Risk Factors."

                         SUMMARY FINANCIAL INFORMATION

    The summary financial data presented below for the fiscal years ended December 31, 1994 and December 31, 1995 is derived from the audited financial statements of the Company included herein. The summary financial data as of and for the nine months ended September 30, 1995 and September 30, 1996 are derived from the unaudited financial statements of the Company. In the opinion of management, the summary financial data presented below as of and for the nine months ended September 30, 1995 and September 30, 1996 include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations for these periods. The nine month results are not necessarily indicative of the results to be expected for the full year. This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Plan of Operations" and the financial statements of the Company, including the notes thereto, appearing elsewhere herein.

                                                                 NINE MONTHS ENDED
                                                                   SEPTEMBER 30,        YEARS ENDED DECEMBER 31,
                                                              ------------------------  -------------------------
                                                                 1996         1995          1995         1994
                                                              -----------  -----------  ------------  -----------
STATEMENT OF OPERATIONS DATA:
  Sales.....................................................  $   715,495  $   820,746  $  1,057,306  $   784,519
  Loss from operations......................................     (251,785)    (214,602)     (434,637)    (443,653)
  Net loss..................................................     (372,930)    (293,135)     (542,425)    (552,044)
  Pro forma net loss per share (1)..........................  $      (.50) $      (.39) $       (.72) $      (.74)
  Shares used in computing pro forma net loss per share
    (1).....................................................      750,000      750,000       750,000      750,000


                                                                                 SEPTEMBER 30, 1996
                                                                   ----------------------------------------------
                                                                                                    PRO FORMA
                                                                                                        AS
                                                                      ACTUAL      PRO FORMA(2)    ADJUSTED(2)(3)
                                                                   -------------  -------------  ----------------
BALANCE SHEET DATA:
  Working capital (deficit)......................................  $    (160,297) $    (160,297)  $    4,422,203
  Total current assets...........................................        446,552        446,552        4,729,052
  Total assets...................................................        643,820        643,820        4,926,320
  Total liabilities..............................................      2,384,881      1,301,555        1,001,555
  Accumulated deficit............................................     (1,741,286)    (1,741,286)      (1,741,286)
  Total stockholders' equity (deficit)...........................  $  (1,741,061) $    (657,735)  $    3,924,765


------------------------

(1) See Note 2 of Notes to Financial Statements for an explanation of the determination of the number of shares used in computing pro forma net loss per share.

(2) Gives effect to the forgiveness by certain stockholders of the Company of an aggregate of $1,083,326 of indebtedness of the Company as of September 30, 1996 and the Reincorporation.

(3) Reflects the receipt by the Company of the net proceeds from the sale of the Securities offered hereby and the application thereof.


    UNLESS OTHERWISE INDICATED, ALL SHARE, PER-SHARE AND FINANCIAL INFORMATION SET FORTH HEREIN HAS BEEN ADJUSTED TO GIVE EFFECT TO THE REINCORPORATION; ASSUMES NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION, THE WARRANTS, OTHER OUTSTANDING OPTIONS TO ACQUIRE UP TO AN AGGREGATE OF 251,000 SHARES OF COMMON STOCK AND OPTIONS TO ACQUIRE UP TO AN AGGREGATE OF 200,000 SHARES OF COMMON STOCK WHICH MAY BE GRANTED UNDER THE COMPANY'S 1996 EMPLOYEE STOCK OPTION PLAN; AND GIVES PRO FORMA EFFECT TO THE FORGIVENESS OF AN AGGREGATE OF $1,083,326 OF INDEBTEDNESS BY CERTAIN STOCKHOLDERS OF THE COMPANY AS OF THE EFFECTIVE DATE OF THIS OFFERING.

                                  RISK FACTORS

    THE SECURITIES OFFERED HEREBY ARE SPECULATIVE IN NATURE AND INVOLVE A HIGH DEGREE OF RISK. ACCORDINGLY, IN ANALYZING AN INVESTMENT IN THESE SECURITIES, PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER, ALONG WITH THE OTHER MATTERS REFERRED TO HEREIN, THE FOLLOWING RISK FACTORS. NO INVESTOR SHOULD PARTICIPATE IN THIS OFFERING UNLESS SUCH INVESTOR CAN AFFORD A COMPLETE LOSS OF HIS INVESTMENT.

    LIMITED OPERATING HISTORY; HISTORY OF LOSSES; ACCUMULATED DEFICIT; STOCKHOLDER DEFICIT; RECENT DECREASE IN NET SALES AND INCREASE IN NET LOSS; INCREASE IN ACCOUNTS RECEIVABLE. The Company has a short operating history. It commenced operations in August 1992, shipped its first products in 1993 and commenced substantial sales activities in 1994. Although the Company had net sales of approximately $1,057,000 during 1995 and net sales of approximately $785,000 during 1994, the Company has incurred operating losses since its inception, which losses have continued to date. As of September 30, 1996 and December 31, 1995, the Company had accumulated deficits of approximately $1,741,000 and $1,368,000, respectively, and stockholders' deficits of approximately $1,741,000 and $1,368,000, respectively. During late 1995 and early 1996, the Company discontinued its previous line of putters and introduced its current line. However, because of delays in manufacturing, the Company was not able to ship any products until April 1996. This resulted in a decrease in sales from approximately $821,000 for the nine months ended September 30, 1995 to approximately $715,000 for the nine months ended September 30, 1996 and an increase in net loss from approximately $293,000 during the nine months ended September 30, 1995 to approximately $373,000 during the nine months ended September 30, 1996. The Company had accounts receivable, less allowance for doubtful accounts, of $268,242 at September 30, 1996, an increase of 237% from accounts receivable of $79,497 at December 31, 1995. The Company has provided extended payment terms to several distributors in order to encourage initial purchases of its clubs. Accordingly, approximately 49% of such accounts receivable are over 90 days old at September 30, 1996. The Company does not anticipate that it generally will extend such liberal payment terms in the future, except in certain limited circumstances where it is necesary to access distributors that are perceived by the Company to have the ability to enhance market exposure and penetration of the Company's products. The Company has not experienced significant collection problems or credit risks in the past. See Financial Statements and "Management's Discussion and Analysis and Plan of Operations."

    CONTINUED LOSSES EXPECTED. The Company will not be able to achieve profitability unless it is able to increase substantially sales of its existing line of putters and wedges, successfully introduce new products in a timely manner and finance improvements to its production capabilities. In order to increase sales, the Company will spend substantially increased amounts for advertising and marketing. The Company expects that losses will continue for at least the immediate future because it is not anticipated that such increased expenditures will result in immediate proportionate increases in sales as the Company develops its reputation and brand name recognition. There can be no assurance that the Company will be able to sustain net sales in the future or achieve or sustain profitability. See Note 12 to the Notes to Financial Statements, "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Plan of Operations."

    GOING CONCERN OPINION. The Company's accountants have included a statement in their opinion on the financial statements for the Company to the effect that the Company's loss from operations raises substantial doubt about its ability to continue as a going concern. See Financial Statements.

    WORKING CAPITAL DEFICIT; DEPENDENCE UPON LOANS FROM STOCKHOLDERS; NEED FOR ADDITIONAL CAPITAL. Since its inception, the Company's internally generated cash flow has not been sufficient to finance its operations. The Company has experienced severe working capital shortfalls in the past, which have restricted the Company's ability to conduct its business. As of September 30, 1996 and December 31, 1995, the Company had working capital deficits of approximately $160,000 and $332,000, respectively. Through the date of this Offering, the Company has been primarily dependent upon loans from its current stockholders in order to maintain its operations. It can be expected that following this Offering, additional loans from such stockholders will no longer be available. Although the Company believes that the proceeds from this Offering will be sufficient for the Company to maintain its operations as planned for at least the next 18 months, if the Company's sales do not increase substantially, it will likely need additional financing after such time in order to continue operations. There can be no assurance that any additional financing will be available to the Company on acceptable terms, if at all, when required by the Company. The inability to obtain additional financing when needed would have a material adverse effect on the Company's operating results and, as a result, the Company could be required to significantly reduce or suspend its operations, seek a merger partner or sell some or substantially all of its assets. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Plan of Operations."

    LOAN FROM NATIONSBANK; PLEDGE OF SUBSTANTIALLY ALL ASSETS. The Company has borrowed $300,000 from NationsBank which was originally due and payable on March 15, 1996. NationsBank has extended the due date for such indebtedness to December 31, 1996. On several occasions, the Company has been in default on this loan, each of which defaults has been subsequently waived by NationsBank. The loan is secured by all of the assets of the Company. Although the Company has designated a portion of the proceeds of this Offering to repay the loan, it may obtain alternative financing from another lender and it may be expected that any such debt will also be secured by the assets of the Company. In the event that alternative financing is obtained from another lender, the Company will use that portion of the proceeds of this Offering allocated to repay NationsBank for working capital and general corporate purposes. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Plan of Operations."


    DEPENDENCE ON KEY PERSONNEL; LIMITED INDUSTRY EXPERIENCE. The Company believes its success will depend to a significant extent on the efforts and abilities of certain of its senior management, particularly those of its Chief Executive Officer and Chairman of the Board, Rudy A. Slucker. The Company maintains "key person" life insurance in the amount of $1,000,000 on the life of Mr. Slucker under which the Company is the sole beneficiary. Although the Company has entered into an employment agreement with Mr. Slucker, effective upon consummation of the Offering and expiring on December 31, 1999, the loss of Mr. Slucker or other key management, marketing or technical employees could have a material adverse effect on the Company's operating results and financial condition. Management has only a limited history in the golf club industry. There is strong competition for qualified personnel in the golf club industry, and the loss of key personnel or an inability on the Company's part to attract, retain and motivate key personnel could adversely affect the Company's business, operating results and financial condition. There can be no assurance that the Company will be able to retain its existing key personnel or attract additional qualified personnel. See "Business--Employees" and "Management."



    IMMEDIATE AND SUBSTANTIAL DILUTION; HIGHER PER-SHARE PRICE PAID BY PURCHASERS IN THIS OFFERING COMPARED TO EXISTING STOCKHOLDERS. Purchasers of the Securities offered hereby will incur an immediate and substantial dilution of approximately 57.6% of their investment in the Common Stock because the net tangible book value of the Company's Common Stock after the Offering will be approximately $1.95 per share as compared with the initial public offering price of $4.50 per share of Common Stock and $.10 per Warrant. Because purchasers in this Offering will pay a substantially higher price per share of Common Stock than the average per-share price paid by existing stockholders, purchasers in this Offering will have a greater loss on their investment than existing stockholders in the event of declines in the market price of the Company's securities. See "Dilution."


    DEPENDENCE UPON ENDORSEMENTS. As an integral part of its marketing strategy, the Company seeks to obtain endorsements of its clubs from touring professionals. Typically, the Company's agreements with its endorsing professionals provide for the use of the professionals' names in connection with the marketing of the Company's clubs and the use of the clubs by such professionals in tournament play. The effect of a particular professional's endorsement on the successful marketing of the Company's clubs, and the heightening of awareness of the Company's brand name, is directly related to the success of such professional in tournament play. However, the amount of remuneration required to be paid or provided by the Company under a typical endorsement agreement is not substantially dependent on the tournament success of such professional. Accordingly, if the Company's endorsing professionals do not have substantial tour victories, the Company likely will receive less exposure, yet would still be required to pay endorsement fees. To date, only a limited number of touring professional golfers have signed endorsement agreements with the Company. The Company has entered into endorsement agreements with five touring professionals, four of which generally are for a one-year term and provide for certain payments by the Company to the touring professionals in consideration for their using a TearDrop putter and bonuses based on tournament performance. The Company's endorsement agreement with Brett Ogle extends through December 31, 1998 and provides for certain minimum payments during the years ended December 31, 1996, 1997 and 1998 and for certain bonuses based on tournament performances and sales. In order to succeed with its marketing strategy, the Company will be required to enter into endorsement agreements with additional professional golfers. The inability of the Company to maintain its relationships with its existing endorsing professionals, to enter into endorsement agreements with additional professional golfers, or the failure of the Company's endorsing professionals to achieve tournament success, would diminish the effectiveness of the Company's marketing strategy and may result in declining sales. See "Business--Sales and Marketing."

    DEPENDENCE ON INDEPENDENT DESIGNERS. The Company does not employ any research and development or design personnel, but instead works closely with component manufacturers, independent design consultants and touring professionals in the development of new products and the improvement of existing products. The Company does not have any written agreements with design consultants, but believes that to the extent design services are needed, designers having suitable technical design expertise would be readily available. However, if the Company is unable to retain qualified design consultants who are able to devote the necessary attention to the Company's needs when required, or if the cost of utilizing such experts proves to be too high, the Company may be unable to develop new products or improved products on a cost-effective or timely basis. The inability of the Company to develop new products and improve its current products on commercially reasonable terms could have a material adverse effect on the Company's operating results and financial condition. See "Business--Products."


    DEPENDENCE ON LIMITED NUMBER OF COMPONENT SUPPLIERS. The Company assembles all of its clubs at its Hilton Head Island, South Carolina facility. The Company does not manufacture the components required to assemble its golf clubs. The Company relies on one supplier for putter heads, a different supplier for wedge heads and a small number of suppliers for shafts and grips. The Company does not have written supply agreements with any of its current suppliers. Therefore, the Company's success will be dependent on maintaining its relationships with existing suppliers and developing relationships with new suppliers. Any significant delay or disruption in the supply of components from the Company's suppliers or any diminution of quality resulting from such supplier's insufficient controls or inadequate component testing, would have a material adverse effect on the Company's business, operating results and financial condition. Further, given the highly seasonal nature of the golf equipment industry, such adverse effect would be exacerbated should any supply delay or quality problem occur immediately prior to or during any six month period ending June 30 (the period during which sales of golf equipment generally are expected to be the highest). See "Management's Discussion and Analysis of Financial Condition and Plan of Operations" and "Business--Assembly."


    RELIANCE ON INDEPENDENT DOMESTIC SALES REPRESENTATIVES. Sales of the Company's products are dependent, in part, on its nationwide network of independent sales representatives. While the Company believes that its relationships with its sales representatives and customers are satisfactory, there can be no assurance that the Company will be able to maintain such relationships in the future. The Company's sales representatives may also provide services for other golf club manufacturers that offer product lines competitive with those of the Company. Although the Company works closely with its sales representatives, the Company cannot directly control such representatives' sales and marketing activities. There can be no assurance that these representatives will effectively manage the sale of the Company's products or that their selling efforts will prove effective. See "Business--Sales and Marketing."


    INTERNATIONAL SALES; RELIANCE ON LIMITED NUMBER OF FOREIGN DISTRIBUTORS. During the years ended December 31, 1994 and 1995, and during the nine months ended September 30, 1996, sales to international customers, primarily through one distributor which markets products in Japan, accounted for approximately 8%, 45% and 48% of the Company's net sales, respectively. Accordingly, if this distributor ceases to purchase golf clubs from the Company, the Company's sales will be reduced significantly. The Company relies exclusively on this and other foreign distributors to market and sell the Company's products outside the United States. The Company is not a party to any agreements with its foreign distributors other than purchase orders, and although the Company works closely with its foreign distributors, the Company cannot directly control such distributors' sales and marketing activities and, accordingly, cannot manage the Company's product sales in foreign markets. The Company's foreign distributors may also distribute, either on behalf of themselves or other golf club manufacturers, other product lines, including product lines that may be competitive with those of the Company. There can be no assurance that these distributors will effectively manage the sale of the Company's products worldwide or that their marketing efforts will prove effective. Additionally, the Company's international sales may be disrupted or adversely affected by events beyond the Company's control, including currency fluctuations and political or regulatory changes. See "Business--Sales and Marketing."

    NEW PRODUCTS; USGA REGULATION. The Company believes that the introduction of innovative technologies and club designs will be crucial to its future success. New models and basic design changes are frequently introduced into the golf club market but are often met with consumer rejection. Although the Company has achieved certain successes in the introduction of its golf putters, no assurances can be given that the Company will be able to continue to design and manufacture golf clubs that meet with market acceptance. In addition, prior successful designs may be rendered obsolete within a relatively short period of time as new products are introduced into the market. There can be no assurances that the Company will be able to continue to design innovative products that can achieve market acceptance.

    The design of new golf clubs is also greatly influenced by rules and interpretations of the United States Golf Association ("USGA"). Although the golf equipment standards established by the USGA generally apply only to competitive events sanctioned by that organization, it has become critical for designers of new clubs to assure compliance with USGA standards. To the extent that the Company's clubs are ruled ineligible under USGA standards, even non-professional golfers will likely be unwilling to purchase them. The Company has received approval for its primary putter designs by the USGA. However, the Company's current wedges have not yet been submitted to the USGA for approval, and the Company believes that further modifications will be necessary to bring the wedges within USGA guidelines. No assurance can be given that the wedges or any new products will receive USGA approval or that existing USGA standards will not be revised in ways that adversely affect the sales of the Company's products. See "Business--Products" and "--Regulatory Matters."

    MANAGEMENT OF GROWTH. Following the completion of this Offering, the Company will substantially expand its operations. It can be expected that this expansion will place a significant strain on the Company's management and other resources. The Company's ability to manage its growth effectively will require it to hire additional management personnel to improve its operational, financial and management information systems, to accurately forecast sales demand and calibrate manufacturing to such demand, to accurately forecast retail sales, to control its overhead, to manage its advertising and marketing programs in conjunction with actual demand, and to attract, train, motivate and manage its employees effectively. If the Company's management is unable to manage growth effectively, the Company's operating results and financial condition will be adversely affected.

    SEASONAL BUSINESS; QUARTERLY FLUCTUATIONS. Golf is primarily a warm weather sport. The purchasing decisions of most customers are typically made in the fall and a vast majority of sales are expected to occur during the first six months of the year. In addition, quarterly results may vary from year to year due to the timing of new product introductions, orders and sales, advertising expenditures, promotional periods and shipments. Accordingly, comparisons of quarterly information of the Company's results of operations may not be indicative of the Company's overall annual performance. See "Management's Discussion and Analysis of Financial Condition and Plan of Operations" and "Business--Sales and Marketing."

    SUSCEPTIBILITY TO GENERAL ECONOMIC CONDITIONS. Sales of golf equipment have historically been dependent on discretionary consumer spending. As a result, the Company's revenues will be subject to fluctuations based upon general economic conditions in the United States and in the foreign countries where the Company sells its products. If there is a general economic downturn or recession in the United States or in foreign countries in which the Company markets its clubs, general consumer spending on golf equipment could be expected to decline, which would have a material adverse effect on the Company's business, operating results and financial condition.

    UNCERTAINTY OF PROPRIETARY RIGHTS; EXPENSE OF INTELLECTUAL PROPERTY LITIGATION. The Company relies on a combination of patents, trademarks and trade secret protection to establish and protect the proprietary rights it has in its products. The ability of the Company's competitors to acquire technologies or other proprietary rights equivalent or superior to those of the Company or the inability of the Company to enforce its proprietary rights would have a material adverse effect on the Company's operating results and financial condition. There can be no assurance that the Company's competitors will not independently develop or acquire patented or other proprietary technologies that are substantially equivalent or superior to those of the Company. There also can be no assurance that the measures adopted by the Company to protect its proprietary rights will be adequate to do so or that the Company's products do not infringe on third party intellectual property rights, including patents. Intellectual property matters are frequently litigated on allegations that third-party proprietary rights have been infringed. The Company may have to defend against such lawsuits, which could be expensive and time-consuming. See "Business--Proprietary Rights."

    COMPETITION. The market for high quality, premium-priced golf clubs is highly competitive and includes a number of well-established companies that have more readily recognizable brand names and larger, more widely known corps of endorsing golf professionals, as well as greater market access and financial resources than the Company. Many purchasers of premium clubs desire golf clubs that feature the most recent technology, innovative designs and recognized brand names. Additionally, purchases are often made based upon highly subjective decisions that may be influenced by numerous factors, many of which are out of the Company's control. Golfers' subjective preferences are subject to rapid and unanticipated changes. As a result, the Company will face substantial competition from existing and new companies that market golf clubs which are perceived to enhance performance, are visually appealing or appeal to other consumer preferences. Further, the golf club industry is subject to rapid and widespread imitation of golf club designs which, not withstanding the existence of any proprietary rights, could further hamper the Company's ability to compete. In addition, there are several manufacturers that do not currently compete with the Company that could pose significant competition if they enter the market for golf putters and wedges, or concentrate greater resources upon their efforts in this market. The Company faces competition on the basis of price, reputation and qualitative distinctions among available products. There can be no assurance as to the market acceptance of the Company's golf clubs in relation to its competition. See "Business--Competition."


    BROAD DISCRETION IN APPLICATION OF NET PROCEEDS. The Company intends to use approximately $1,732,500, or 37.8%, of the net proceeds of this Offering for working capital and general corporate purposes, and accordingly, management will have broad discretion in the application of such proceeds. See "Use of Proceeds."


    USE OF PROCEEDS TO REPAY INDEBTEDNESS; USE OF PORTION OF PROCEEDS OF OVER-ALLOTMENT OPTION TO REPAY INSIDER INDEBTEDNESS. The Company intends to use $300,000 of the proceeds to repay NationsBank. Since Rudy Slucker, the Chairman of the Board, and Fred Hochman, a director and principal stockholder of the Company, have each provided a personal guarantee for portions of the Company's $300,000 indebtedness to NationsBank, they will benefit to the extent of the release of their respective guarantees. Additionally, the Company has agreed to allocate up to $500,000 from the proceeds, if any, received by the Company upon the exercise of the Underwriter's over-allotment option, to the repayment of indebtedness to certain stockholders of the Company, including members of management. An additional $400,000 of indebtedness (plus interest) will remain outstanding to Mr. Slucker that will be repayable in three years. See "Use of Proceeds" and "Certain Transactions."

    CONTROL OF THE COMPANY BY OFFICERS AND DIRECTORS. Immediately following this Offering, the Company's officers and directors will beneficially own approximately 39.24% of the outstanding shares of the Company's Common Stock. As a result, such persons, acting together, have the ability to exercise significant influence over all matters requiring stockholder approval. The concentration of ownership could delay or prevent a change in control of the Company. See "Management" and "Principal Stockholders."



    NO PRIOR MARKET; POTENTIAL LIMITED TRADING MARKET; POSSIBLE VOLATILITY OF STOCK PRICE; POTENTIAL EFFECTS OF "PENNY STOCK" RULES. There has been no prior market for the Company's Common Stock or Warrants, and there can be no assurance that a public market for the Common Stock or the Warrants will develop or be sustained after the Offering. Although the Common Stock and Warrants have been approved for quotation on the Nasdaq SmallCap Market, in order to continue such quotation, the Company must satisfy certain maintenance criteria. The failure to meet these maintenance criteria may result in the Common Stock or Warrants no longer being eligible for quotation on Nasdaq and trading, if any, of the Common Stock and the Warrants would thereafter be conducted in the non-Nasdaq over-the-counter market. As a result of such delisting, an investor may find it more difficult to dispose of or to obtain accurate quotations as to the market value of the Company's securities. In addition, if the Common Stock was to become delisted from trading on Nasdaq and the trading price of the Common Stock was less than $5.00 per share, trading in the Common Stock would also be subject to the requirements of certain rules promulgated under the Securites Exchange Act of 1934, as amended (the "Exchange Act"), which require additional disclosure by broker-dealers in connection with any trades involving a stock defined as a penny stock (generally, any non-Nasdaq equity security that has a market price of less than $5.00 per share, subject to certain exceptions). Such rules require the delivery, prior to any penny stock transaction, of a disclosure schedule explaining the penny stock market and the risks associated therewith, and impose various sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors (generally institutions). For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and must have received the purchaser's written consent to the transaction prior to sale. The additional burdens imposed upon broker-dealers by such requirements may discourage them from effecting transactions in the Common Stock and Warrants, which could severely limit the liquidity of the Common Stock and Warrants and the ability of purchasers in this offering to sell the Common Stock and Warrants in the secondary market.


    The public offering prices of the Securities and the exercise price and other terms of the Warrants being offered hereby were established by negotiation between the Company and the Representatives and may not be indicative of prices that will prevail in the trading market. In the absence of an active trading market, purchasers of the Common Stock or the Warrants may experience substantial difficulty in selling their securities. The trading price of the Company's Common Stock and Warrants is expected to be subject to significant fluctuations in response to variations in quarterly operating results, changes in analysts' earnings estimates, announcements of technological innovations by the Company or its competitors, general conditions in the golf club industry and other factors. In addition, the stock market is subject to price and volume fluctuations that affect the market prices for companies and that are often unrelated to operating performance. See "Underwriting."

    SHARES ELIGIBLE FOR FUTURE SALE. Sales of the Company's Common Stock in the public market after this Offering could adversely affect the market price of the Common Stock or the Warrants. See "Shares Eligible for Future Sale."

    CURRENT PROSPECTUS AND STATE BLUE SKY REGISTRATION REQUIRED TO EXERCISE WARRANTS. The Company will be able to issue shares of its Common Stock upon exercise of the Warrants only if there is then a current prospectus relating to such Common Stock and only if such Common Stock is qualified for sale or exempt from qualification under applicable state securities laws of the jurisdictions in which the various holders of the Warrants reside. The Company has undertaken to file and keep current a prospectus which will permit the purchase and sale of the Common Stock underlying the Warrants, but there can be no assurance that the Company will be able to do so. Although the Company intends to seek to qualify for sale the shares of

Common Stock underlying the Warrants in those states in which the securities are to be offered, no assurance can be given that such qualification will occur. The Warrants may be deprived of any value and the market for the Warrants may be limited if a current prospectus covering the Common Stock issuable upon the exercise of the Warrants is not kept effective or if such Common Stock is not qualified or exempt from qualification in the jurisdictions in which the holders of the Warrants then reside. See "Underwriting."

    POTENTIAL ADVERSE EFFECT OF REDEMPTION OF WARRANTS. The Warrants may be redeemed by the Company at any time at a redemption price of $.01 per Warrant on not less than 30 days' prior written notice if the last sale price of the Common Stock has been at least 145.5% of the then-exercise price of the Warrants (initially $8.00) for the 20 consecutive trading days during a period ending on the third trading day prior to the date of the notice of redemption. Notice of redemption of the Warrants could force the holders to exercise the Warrants and pay the exercise price at a time when it may be disadvantageous for them to do so, to sell the Warrants at the current market price when they might otherwise wish to hold the Warrants, or to accept the redemption price which would be substantially less than the market value of the Warrants at the time of redemption. See "Description of Securities--Warrants."


    EFFECT OF OUTSTANDING OPTIONS AND WARRANTS AND POTENTIAL ISSUANCES OF BONUS SHARES. As of the date of this Prospectus, there are outstanding options to purchase an aggregate of 251,000 shares of Common Stock at per-share exercise price of $4.50 and the Company has reserved 200,000 shares for issuance under the 1996 Employee Stock Option Plan. In addition, in connection with this Offering, the Company will issue the Warrants and the Representatives' Purchase Option. The exercise of such outstanding options, Warrants and Representatives' Purchase Option would dilute the then-existing stockholders' percentage ownership of the Company's stock, and any sales in the public market of Common Stock underlying such stock options could adversely affect prevailing market prices for the Common Stock. Moreover, the terms upon which the Company would be able to obtain additional equity capital could be adversely affected since the holders of such securities can be expected to exercise them at a time when the Company would, in all likelihood, be able to obtain any needed capital on terms more favorable to the Company than those provided in such stock options. The Company's employment agreement with Rudy A. Slucker, its Chairman and Chief Executive Officer provides that Mr. Slucker is entitled to receive a bonus equal to 10% of the Company's pre-tax net income starting with the year ending December 31, 1997. Such bonus will be payable in the form of Common Stock of the Company. The issuance of these additional shares could also have an adverse effect on the liquidity of the Company's Common Stock. See "Management-- Employee Benefit Plans," "Certain Transactions," "Description of Securities" and "Underwriting."


    POTENTIAL ADVERSE EFFECTS OF PREFERRED STOCK ISSUANCE. The Board of Directors has the authority, without further stockholder approval, to issue up to 1,000,000 shares of preferred stock, in one or more series, and to fix the number of shares and the rights, preferences and privileges of any such series. The issuance of preferred stock by the Board of Directors could affect the rights of the holders of the Common Stock. For example, such an issuance could result in a class of securities outstanding that would have dividend, liquidation, or other rights superior to those of the Common Stock or could make a takeover of the Company or the removal of management of the Company more difficult. There are no issued and outstanding shares of preferred stock, and the Board of Directors does not currently intend to issue any such shares. See "Description of Securities--Preferred Stock."

    DIVIDENDS UNLIKELY. The Company has never declared or paid dividends on its Common Stock and currently does not intend to pay dividends in the foreseeable future. The payment of dividends in the future will be at the discretion of the Board of Directors. The Company's credit facility with NationsBank prohibits the payment of dividends while any amount is outstanding under the credit facility. See "Dividend Policy."

                                    DILUTION


    The difference between the initial public offering price per share of Common Stock and the pro forma net tangible book value per share of Common Stock after this Offering constitutes the dilution per share of Common Stock to investors in this Offering (after giving effect to the forgiveness by certain stockholders of the Company of $1,083,326 of indebtedness as of September 30, 1996 and to the Reincorporation). Net tangible book value per share is determined by dividing the net tangible book value (total tangible assets less total liabilities) by the number of outstanding shares of Common Stock. As of September 30, 1996, the Company had a pro forma net tangible book value of $(688,379), or approximately $(.92) per share of Common Stock (based on 750,000 shares of Common Stock outstanding at September 30, 1996). After giving effect to the sale of the Securities offered hereby (less underwriting discounts and estimated expenses of this Offering) and the application of the net proceeds therefrom, the pro forma net tangible book value at that date would have been $3,894,121, or approximately $1.95 per share. This represents an immediate increase in net tangible book value of approximately $2.87 per share to existing stockholders and an immediate dilution of approximately $2.65 per share or approximately 57.6% to investors in this Offering.


    The following table illustrates the per share dilution without giving effect to operating results of the Company subsequent to September 30, 1996.


Public offering price of the Securities.......................             $    4.60
  Pro forma net tangible book value before Offering...........  $    (.92)
  Increase attributable to investors in this Offering.........  $    2.87
                                                                ---------
Pro forma net tangible book value after Offering..............             $    1.95
                                                                           ---------
Dilution to investors in this Offering........................             $    2.65
                                                                           ---------
                                                                           ---------


    The following table summarizes the number and percentage of shares of Common Stock purchased from the Company, the amount and percentage of consideration paid, and the average price per share paid by existing stockholders (after giving effect to the forgiveness by certain stockholders of the Company of $1,083,326 of indebtedness as of the date of this Prospectus) and by investors pursuant to this Offering.


                                                          SHARES PURCHASED         TOTAL CONSIDERATION
                                                       -----------------------  -------------------------   AVERAGE PRICE
                                                         NUMBER      PERCENT       AMOUNT       PERCENT       PER SHARE
                                                       ----------  -----------  ------------  -----------  ---------------
Existing stockholders................................     750,000        37.5%  $  1,083,551        15.8%     $    1.44
Investors in this Offering...........................   1,250,000        62.5      5,750,000        84.2      $    4.50
                                                       ----------       -----   ------------       -----
    Total............................................   2,000,000       100.0%  $  6,833,551       100.0%
                                                       ----------       -----   ------------       -----



    The foregoing analysis assumes no exercise of the Warrants or outstanding options or the Representatives' Purchase Option (or the Warrants included in the Representatives' Purchase Option). In the event any such options or warrants are exercised, the percentage ownership of the investors in this Offering will be reduced and the dilution per share of Common Stock to investors in this Offering will increase.

                                USE OF PROCEEDS


    The net proceeds to the Company from the sale of the Securities offered hereby, after deducting underwriting discounts and commissions and estimated expenses payable by the Company in connection with this offering, are estimated to be approximately $4.58 million (approximately $5.33 million if the Underwriters' over-allotment option is exercised in full). The Company intends to apply the net proceeds approximately as follows:



APPLICATION OF PROCEEDS                                                                         AMOUNT       PERCENT
-------------------------------------------------------------------------------------------  ------------  -----------
Marketing and advertising..................................................................  $  2,200,000        48.0%
Repayment of debt..........................................................................       300,000         6.5
Manufacturing operations...................................................................       250,000         5.5
Research and development...................................................................       100,000         2.2
Working capital and general corporate purposes.............................................     1,732,500        37.8
                                                                                             ------------       -----
      Total................................................................................  $  4,582,500         100%
                                                                                             ------------       -----
                                                                                             ------------       -----


    Approximately $2,200,000 of the net proceeds is allocated for marketing and advertising purposes, including the development and placement of advertisements in various forms of media, including print and television, and making payments to touring professional golfers in consideration of their endorsements of the Company's products, which will include payment of approximately $320,000 over the next twelve months under the Company's advertising agreement with the Golf Channel Inc.-Registered Trademark- (the "Golf Channel") and which may include payments under the Company's "Player Pool" program under which the Company will provide rewards on a weekly basis to professional golfers who win tournaments using TearDrop golf clubs. See "Business--Strategy" and "--Sales and Marketing."

    Approximately $300,000 of the net proceeds will be used to repay indebtedness plus interest to NationsBank that is due December 31, 1996. The debt accumulates interest at the per annum rate equal to the prime rate plus 1%. Although the Company has designated a portion of the proceeds of this Offering to repay the loan, it may obtain alternative financing from another lender and it may be expected that any such debt will also be secured by the assets of the Company. In the event that alternative financing is obtained from another lender, the Company will use that portion of the proceeds of this Offering allocated to repay NationsBank for working capital and general corporate purposes.

    Approximately $250,000 of the net proceeds of this Offering is allocated for improving the Company's manufacturing and assembly operations to meet anticipated growth. In addition, the Company may use such proceeds for the development of facilities capable of manufacturing certain of its TearDrop club heads.

    The Company is continually seeking to improve the design of the TearDrop putters and, in addition, is seeking to develop additional golf clubs such as wedges and drivers. Accordingly, approximately $100,000 of the net proceeds of this Offering is allocated for the development and/or licensing of new technologies for golf club design.

    The balance of the net proceeds of this Offering is allocated for working capital and general corporate purposes including, among other things, payment of expenses incurred or to be incurred by the Company in connection with its operations, costs associated with additional inventory, payment of general corporate expenses, including salaries of additional officers and financial and management personnel, and the fee of $60,000 payable to the Underwriters for financial consultant services.


    If the Underwriters exercise the over-allotment option in full, the Company will realize additional net proceeds of approximately $750,375, of which up to a maximum of $400,000 will be used to repay certain indebtedness owed by the Company to its Chairman and Chief Executive Officer, Rudy A. Slucker, and the next $100,000 of which will be used to repay certain indebtedness to other current stockholders of the

Company (including an additional $40,000 to Mr. Slucker), and any remaining amount will be added to the Company's working capital. The above debt owed to such stockholders of the Company is payable with interest at the rate of 8% per annum upon the earlier of the exercise by the Underwriters of the over-allotment option (to the extent proceeds derived therefrom are sufficient to make repayment) and two years from the date of this Prospectus.


    If the Warrants are exercised in full, the Company will receive additional net proceeds of approximately $6,531,250, the first $400,000 of which will be used to repay certain additional indebtedness owed by the Company to Mr. Slucker. This $400,000 debt owed to Mr. Slucker is payable with interest at 8% per annum upon the earlier of the exercise of the Warrants offered hereby (to the extent proceeds derived therefrom are sufficient to make repayment) and three years from the date of this Prospectus.


    The foregoing represents the Company's best estimate of the allocation of the net proceeds of this Offering based upon the Company's currently contemplated operations, business plans, as well as current economic and industry conditions, and is subject to reapportionment among the categories listed above or to new categories in response to, among other things, changes in the Company's plans, unanticipated future revenues and expenditures, and unanticipated industry conditions. The amount and timing of expenditures will vary depending on a number of factors, including, without limitation, the results of operations and changing industry conditions. To the extent deemed appropriate by management, the Company may acquire fully developed products or businesses that are complementary to the Company's operations and which, in the opinion of management, facilitate the growth of the Company and enhance the market penetration or reputation of its products. To the extent that the Company identifies any such oportunities, an acquisition may involve the expenditure of significant cash or the issuance of Common Stock. Any expenditure of cash will reduce the amount of cash available for working capital or marketing and advertising activities. Although the Company has been engaged in discussions with a number of potential candidates, the Company currently has no commitments, understandings or arrangements with respect to any such acquisition. The Company's current corporate policy would not prohibit any such transactions between the Company and any business or company in which management or any affiliate or associate of any member of management have an ownership interest, but would require that the terms of any such transaction be on terms no less favorable to the Company as those that could be obtained from an independent third party. No such transaction is currently under consideration and, in any case, would require the approval of the Company's audit committee, a majority of which is comprised of independent directors.

    Although the Company believes that the proceeds from this Offering will be sufficient for the Company to maintain its operations as planned for at least the next 18 months, if the Company's sales do not increase substantially, it will likely need additional financing after such time in order to continue operations. There can be no assurance that any additional financing will be available to the Company on acceptable terms, if at all, when required by the Company. The inability to obtain additional financing when needed would have a material adverse effect on the Company's operating results, and as a result, the Company could be required to significantly reduce or suspend its operations, seek a merger partner or sell some or substantially all of its assets. See "Management's Discussion and Analysis of Financial Condition and Plan of Operations."

    Proceeds not immediately required for the purposes described above will be invested in United States government securities, short-term certificates of deposit, money market funds or other investment grade short-term interest-bearing investments.

                                 CAPITALIZATION


    The following table sets forth the capitalization of the Company at September 30, 1996 (i) on a historical basis, (ii) pro forma, to reflect the forgiveness of certain debt by certain current stockholders of the Company and the Reincorporation and (iii) pro forma, as adjusted to give effect to the sale of the 1,250,000 shares of Common Stock and 1,250,000 Warrants offered hereby and the application of the estimated net proceeds therefrom. See "Use of Proceeds."



                                                                 AS OF SEPTEMBER 30, 1996
                                                            -----------------------------------
                                                                                     PRO FORMA
                                                                           PRO          AS
                                                              ACTUAL     FORMA(1)   ADJUSTED(1)(2)
                                                            ----------  ----------  -----------
Stockholders' loans.......................................  $1,713,860  $  630,534   $ 630,534
                                                            ----------  ----------  -----------
Obligation under capital lease, less current portion......      64,172      64,172      64,172
                                                            ----------  ----------  -----------

Stockholders' equity (deficit):
  Common stock, $1.00 par value, authorized 100,000
    shares, issued and outstanding 225 shares.............         225
  Pro forma-preferred stock, $.01 par value, authorized
    1,000,000 shares, issued and outstanding none.........
  Pro forma-common stock, $.01 par value, authorized
    10,000,000 shares, issued and outstanding 750,000
    shares and 2,000,000 shares as adjusted...............                   7,500      20,000
  Capital in excess of par value..........................               1,076,051   5,646,051
  Accumulated deficit.....................................  (1,741,286) (1,741,286) (1,741,286)
                                                            ----------  ----------  -----------
      Total stockholders' equity (deficit)................  (1,741,061)   (657,735)  3,924,765
                                                            ----------  ----------  -----------
        Total capitalization..............................  $   36,971  $   36,971   $4,619,471
                                                            ----------  ----------  -----------
                                                            ----------  ----------  -----------


------------------------

(1) Gives effect to the forgiveness by certain stockholders of the Company of an aggregate of $1,083,326 of indebtedness and the Reincorporation. See Note 2 of Notes to Financial Statements for an explanation of the determination of the number of shares used in computing pro forma net loss per share.

(2) Reflects the receipt by the Company of the net proceeds from the sale of the Securities offered hereby and the application thereof.

                                DIVIDEND POLICY

    The Company has never declared or paid any cash dividends on its Common Stock and it is currently the intention of the Company not to pay cash dividends on its Common Stock in the foreseeable future. Management intends to reinvest earnings, if any, in the development and expansion of the Company's business. Any future declaration of cash dividends will be at the discretion of the Board of Directors and will depend upon the earnings, capital requirements and financial position of the Company, general economic conditions and other pertinent factors. The Company's credit facility with NationsBank prohibits the payment of dividends while any amount is outstanding under the credit facility.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                             AND PLAN OF OPERATIONS

OVERVIEW

    The Company introduced its first product, the TearDrop putter, in 1993 and commenced significant marketing and sales activities in 1994. Since the introduction of the TearDrop putter, the Company has expanded its product line to include six additional putters and three wedges. A significant percentage of sales made during the introductory phase of the Company's initial products were made at discounted prices as part of the Company's marketing strategy to introduce and increase market awareness of the Company and its clubs.

    In order to achieve profitability, the Company will be required to address numerous issues, including, among others: (i) increasing market awareness of, and demand for, its existing products, (ii) effectively introducing, over time, additional innovative golf clubs to the market, (iii) accurately gauging demand for its products, (iv) determining viable price points for such products, (v) maintaining and strengthening its supply channels, (vi) designing efficient manufacturing and assembling systems to meet demand for its products, and (vii) continuing to build efficient channels of distribution. There can be no assurance that the Company will ever achieve profitability, or that if such profitability is obtained, that it can be maintained.

    The Company believes that an important element for introducing and increasing awareness of its golf clubs is the building of a corps of touring professional golfers that will endorse, use and win with the Company's clubs. Accordingly, as an integral part of its marketing strategy, the Company continually seeks to obtain professional endorsements of its clubs. Typically, the Company's agreements with its endorsing professionals provide for the use of the professionals' names in connection with the marketing of the Company's clubs and the use of the clubs by such professionals in tournament play. The effect of a particular professional's endorsement on the successful marketing of the Company's clubs, and the heightening of awareness of the Company's name, may be directly related to the success of such professional in tournament play. To date, only a limited number of touring professional golfers have signed endorsement agreements with the Company. In order to succeed with its marketing strategy, the Company will be required to enter into endorsement agreements with additional touring professional golfers.

    The Company does not maintain an in-house research and development or design department. Rather, the Company works closely with component manufacturers, independent design consultants and the Company's endorsing golf professionals in the design and development of new products and product improvements. Accordingly, the Company does not incur regular, ongoing expenses relating to salaries of in-house design personnel, but does incur design consulting fees when a new club or product improvement is in the development phase. The Company does not have any agreements with independent design consultants, but has historically been able to retain the services of qualified designers when needed. The inability on the part of the Company to retain qualified design consultants possessing suitable technical expertise when needed in the future could result in delays in the introduction of a new product or product improvement, which could adversely affect sales.

    The Company does not manufacture the components required to assemble its golf clubs, relying instead on a small number of component suppliers. The Company does not have supply agreements with any of its current suppliers. Therefore, the Company's success will be dependent, in part, on maintaining its relationships with its existing suppliers and developing relationships with new suppliers.

    The Company believes that there are readily available alternative sources for each of the components comprising its clubs, although there can be no assurance of this. Any significant delay or disruption in the supply of components from the Company's suppliers or any quality problems with the suppliers' components would delay the Company's delivery of finished products and adversely affect current sales and could adversely affect future sales potential if distributors lose faith in the Company's ability to deliver a high-quality product on a timely basis. Further, given the highly seasonal nature of the golf equipment industry, such adverse affect would be exacerbated should any such supply delay or quality problem occur immediately prior to or during the six-month period ending June 30 (the period during which sales of golf equipment have historically been the highest).


    Under an agreement with Wayne R. Wooten, the designer of the original TearDrop putter, the Company had agreed to pay royalties on the sale of putters developed, designed or modified by Mr. Wooten. The Agreement was terminated in December 18, 1996 by the Company and Mr. Wooten. In consideration thereof, the Company agreed to pay Mr. Wooten $20,000 upon the Closing of the Offering and $15,000 on December 31, 1997 and to issue him options to purchase 1,000 shares of Common Stock for $4.50 per share. Approximately $10,000 of such amount reflected royalties earned by Mr. Wooten through September 30, 1996. Fred K. Hochman, a director and principal stockholder of the Company, had provided a personal guarantee of the Company's obligations to Mr. Wooten.


RESULTS OF OPERATIONS

    NINE MONTHS ENDED SEPTEMBER 30, 1996 COMPARED TO NINE MONTHS ENDED SEPTEMBER
     30, 1995

    The Company had sales of approximately $715,000 during the nine months ended September 30, 1996 as compared to sales of approximately $821,000 during the nine months ended September 30, 1995, a decrease of 13%. This decrease is attributable to difficulties initially encountered by the Company in developing the manufacturing molds for its new line of clubs introduced in late 1995, which resulted in the Company's inability to produce and deliver clubs during the important Spring 1996 buying season. Because of these delays, the Company was unable to fill orders until late into Spring 1996, resulting in substantially reduced sales during the nine months ended September 30, 1996.

    The cost of sales primarily consists of amounts paid for the purchase of the components used in the assembly of the Company's golf clubs and costs relating to the machining and milling of such components and assemblage thereof into finished golf clubs. Cost of sales was approximately $300,000 (42% of sales) during the nine months ended September 30, 1996 as compared to approximately $390,000 (48% of sales) during the nine months ended September 30, 1995. This decline in costs is directly attributable to reduced sales during the first half of 1996 resulting from the difficulties encountered in developing necessary manufacturing molds. Because of the reduction in production during the nine months ended September 30, 1996, the Company had reduced machining and milling costs during such period. However, because the Company purchased the milling equipment necessary for the production of the golf club heads in April 1996, reducing the per-club manufacturing cost, there was a slight decline in cost of sales as a percentage of sales. The Company does not expect to encounter similar production delays during the remainder of 1996 and, accordingly, expects the costs of sales to decrease correspondingly with increased production and sales, if such increases occur.

    During the nine months ended September 30, 1996, selling, general and administrative expenses were approximately $668,000 (93% of sales) as compared to approximately $645,000 (79% of sales) during the nine months ended September 30, 1995. This increase is attributable to the Company's overall growth, including the hiring of additional marketing and sales personnel and stepped up marketing activities.

    As a result of increasing expenses and costs relating to the growth of the Company, the Company experienced a net loss of approximately $373,000 during the nine months ended September 30, 1996 and $293,000 during the nine months ended September 30, 1995. The Company's inability to offset such increased costs and expenses by increasing its sales (as a result of the aforementioned production delays), resulted in the increase in net loss during the nine months ended September 30, 1996 as compared to the same period of the prior year.

    YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

    The Company had sales of approximately $1,057,000 during the year ended December 31, 1995 as compared to sales of approximately $785,000 during the year ended December 31, 1994, an increase of 35%. This increase is attributable to the Company's increased marketing efforts and greater awareness and acceptance of the TearDrop putter, among both the print media and touring professionals.

    During 1995, cost of sales was approximately $549,000 (52% of sales) as compared to $446,000 (57% of sales) during 1994. This increase was primarily a result of increased production of clubs to address increased sales.

    Selling, general and administrative expenses consist of, among other things, salaries, advertising expenses and endorsement fees. During 1995, these costs were approximately $943,000 as compared to $782,000 during 1994. This increase is attributable to the Company's overall growth, including the hiring of additional personnel and the retention of additional endorsing golf professionals. The Company anticipates that as it increases substantially its marketing and sales activities, that marketing costs, including payments to endorsing golf professionals will be substantially higher during the next 12 months than in the past.

    As a result of costs and expenses associated with the growth of the Company and the ramp up of production, the Company experienced a net loss of approximately $542,000 during 1995 and a net loss of approximately $552,000 during 1994.

LIQUIDITY AND CAPITAL RESOURCES

    The Company had a working capital deficit of approximately $160,000 at September 30, 1996. Since inception, the Company's internally generated cash flow has not been sufficient to finance operations. Further, the Company has experienced severe working capital shortfalls in the past, which have restricted the Company's ability to conduct its business as anticipated. As a result, the Company has been substantially dependent upon loans from its current stockholders in order to maintain its operations. Upon the closing of the Offering, certain stockholders will forgive approximately $1,100,000 of debt owed by the Company to such stockholders. Of the remaining debt, (i) $500,000 will be payable with interest at the rate of 8% per annum, upon the earlier of the exercise by the Underwriters of the over-allotment option (to the extent proceeds derived therefrom are sufficient to make repayment) or two years from the date of this Prospectus, and (ii) $400,000 will be payable upon the earlier of the date of exercise of the Warrants offered hereby (to the extent proceeds derived therefrom are sufficient to make repayment) and three years from the date of this Prospectus.

    The Company had accounts receivable, less allowance for doubtful accounts, of $268,000 at September 30, 1996. The Company has provided extended payment terms to several international distributors in order to encourage initial purchases of its clubs. Accordingly, approximately 49% of such accounts receivable are over 90 days old at September 30, 1996. The Company does not anticipate that it will continue to extend such liberal payment terms. However, as it expands its activities, it may do so again in order to increase its market exposure. The Company has not experienced significant collection problems or credit risks in the past.

    The Company has borrowed $300,000 from NationsBank, which is payable on December 31, 1996, with interest at the per annum rate of prime plus 1%. Although the Company has designated a portion of the proceeds of this Offering to repay such loan, it may seek an alternative line of credit with which to repay NationsBank. No assurance can be given that the Company will identify or obtain any such line of credit.

    The Company has entered into an advertising agreement with the Golf Channel which commences January 1, 1997 and ends on December 31, 1998. The agreement provides that the Company will pay

$770,000 to the Golf Channel over the term of the agreement for the broadcast of commercial advertising during, and sponsorship of certain television programming produced by the Golf Channel.

    Although the Company believes that the proceeds from this Offering will be sufficient for the Company to maintain its operations as planned for at least the next 18 months, if the Company's sales do not increase substantially, it will likely need additional financing after such time in order to continue operations. There can be no assurance that any additional financing will be available to the Company on acceptable terms, if at all, when required by the Company. The inability to obtain additional financing when needed would have a material adverse effect on the Company's operating results, and, as a result, the Company could be required to significantly reduce or suspend its operations, seek a merger partner or sell some or all of its assets.

SEASONALITY

    The purchasing decisions of most customers are typically made in the autumn and a vast majority of sales are expected to occur during the first six months of the year. In addition, quarterly results may vary from year to year due to the timing of new product introductions, orders and sales, advertising expenditures, promotional periods and shipments. Accordingly, comparisons of quarterly information of the Company's results of operations may not be indicative of the Company's overall annual performance.

FORWARD LOOKING STATEMENTS

    When used in this and in future filings by the Company with the Securities and Exchange Commission, in the Company's press releases and in oral statements made with the approval of an authorized executive officer of the Company, the words or phrases "will likely result," "expects," "plans," "will continue," "is anticipated," "estimated," "project" or "outlook" or similar expressions (including confirmations by an authorized executive officer of the Company of any such expressions made by a third party with respect to the Company) are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The Company wishes to caution readers not to place undue reliance on any such forward-looking statements, each of which speak only as of the date made. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. Such risks and other aspects of the Company's business and operations are described in "Risk Factors." The Company has no obligation to publicly release the result of any revisions which may be made to any forward-looking statements to reflect anticipated or unanticipated events or circumstances occurring after the date of such statements.

                                    BUSINESS

GENERAL

    The Company designs, develops and markets high-quality, premium-priced golf clubs based on its proprietary technologies, including its TearDrop line of putters and its new line of Spin Master wedges. The TearDrop putter is used by professional golfers on the Professional Golf Association ("PGA") Tour, the Senior PGA Tour and the Nike Tour, including Brett Ogle (1995 Hawaiian Open and Pebble Beach Golf Tournament Champion), Dustin Phillips, Dino Lucchesi, Dennis Zinkon and P.J. Cowan. The Tear Drop putter was reported in 1995 as having achieved a top-ten ranking on both the PGA Tour and the Senior PGA Tour for top-ten finishes among all putters used. The Company believes that its products address the demand for innovative short-game clubs that has not been adequately met by the golf equipment industry, which recently has stressed technological advancement in the design of drivers.

    To exploit the niche for innovative short-game clubs, the Company introduced its first product, the TearDrop putter, in 1993, and has since developed and introduced six additional putters, all based on the TearDrop putter technology. The Company broadened its product line in Spring 1996 with the introduction of its Spin Master Wedges.

    The Company estimates that gross retail sales of golf clubs in the United States has grown from approximately $2.1 billion in 1986, to approximately $5.0 billion in 1994. With increasing sales, the golf club industry has adopted dramatic new technologies in club design, materials and manufacturing processes resulting in the introduction of numerous new club designs. Most of the innovations have been in the design and construction of drivers. Manufacturers have stressed evolving materials in the shafts and the club head (even increasing the size of the club head) to enable players to hit their drives farther. However, while it is estimated by the Company that between 8 to 10 million putters were purchased worldwide during 1995, there have been relatively few advances in the design and manufacture of putters and other short-game clubs.

STRATEGY

    The Company's objective is to become a leading supplier of high-quality specialty clubs, including putters and wedges, and, in the longer term, drivers. To achieve this objective, the Company is focusing on increasing product awareness, as well as enhancing the reputation of its products; increasing market penetration of its products; and continuing the development and introduction of innovative clubs and refinement and improvement of existing products. An integral part of this strategy is the substantial expansion of the Company's marketing and advertising efforts for which the Company intends to use a substantial portion of the proceeds of this Offering. The Company believes that golfers tend to purchase specialty clubs, such as putters, wedges and drivers, more frequently than other clubs since these clubs may be purchased separately and need not necessarily match a set. The Company will focus its initial efforts on the TearDrop putters and Spin Master wedges.

    EXPANDED MARKETING. The Company's domestic marketing strategy targets on-course golf pro shops and selected off-course specialty stores and will include print advertising, television commercials and infomercials and other promotional activities. An important feature of the Company's overall marketing effort includes the endorsement of its products by touring professional golfers who will demonstrate the effectiveness of the TearDrop putter and provide valuable exposure. The Company's domestic marketing strategy targets on-course golf pro shops and selected off-course specialty stores and includes print advertising. An important feature of the Company's overall marketing effort includes the endorsement of its products by touring professional golfers who will demonstrate the effectiveness of the TearDrop putter and provide invaluable exposure. The Company intends to use a substantial portion of the proceeds of this Offering for the expansion of its advertising and marketing activities, including the production and placement of television commercials, infomercials and print advertisements and the expansion of the corps of touring pros endorsing the Company's clubs. The Company also intends to expand its line of clubs by acquiring or licensing advanced technologies for other specialty clubs, including drivers.

    HIGH-QUALITY PRODUCTION. The Company assembles all of its products at its corporate headquarters in Hilton Head Island, South Carolina. After receiving the components for its products, including clubheads, shafts and grips, the Company's production personnel review the components for quality control and assemble the components to exacting specifications. The Company intends to expand its manufacturing capability by purchasing additional club head milling machines and overseeing the manufacturing and production of the club heads itself. This would allow the Company to reduce its costs as well as maintain more control over the manufacturing process. See "--Manufacturing and Assembly."

    CONTINUED DEVELOPMENT OF INNOVATIVE CLUBS. The Company intends to continue to seek innovative technologies to develop additional specialty clubs, and eventually, to offer a full line of golf clubs and related equipment. The Company intends to form a Professional Advisory Board made up of touring professional golfers to provide design and development advice to the Company for the development of new products and the improvement of its existing products.

PRODUCTS

    TEARDROP PUTTERS

    The Company currently manufactures and markets seven putters. The Company's TearDrop putters are manufactured with the Company's exclusive roll face head distinguishing them from most other putters, which have a standard flat face. With a standard flat faced putter, if a golfer twists his wrist forward, he will tend to hit the ball down into the green, causing it to bounce slightly as it travels forward. This slight bounce tends to alter the true trajectory of the ball rolling towards the cup. With the same standard flat faced putter, if the golfer twists his wrist backward, he will tend to impart backspin on the ball, causing it to skid slightly as it begins its roll, also affecting its true trajectory. In both cases, the problem is especially pronounced on long putts, when the ball is struck harder. The TearDrop putter, however, is designed to strike the ball directly on or slightly below the center of the ball, which eliminates most skidding and develops a high overspin, resulting in a superior roll for a more precise shot. The rounded barrel of the TearDrop roll face putter is designed to keep ball-to-club contact and the angle of impact constant.

    During assembly, the TearDrop putter is balanced by hand using the Company's face weighting system to provide uniform weighting across the face of the putter, providing for a larger "sweet spot." The weighting system is designed to allow a golfer to strike the ball on a straighter line rather than with a semi-circular motion, also encouraging a steadier, more constant stroke. In addition, the heavy milled aluminum-titanium alloy head is designed to slow a golfer's backswing and encourage acceleration all the way through the moment of impact. In addition, the TearDrop design, with its rounded fin, helps prevent stubbing of the club on the swing and follow-through.


    Each of the TearDrop putter models incorporates the roll face into different putter designs to accommodate golfer's varying tastes, preferences and habits. The original TearDrop design was invented by one of the Company's founders and further developed by its current management. The designs for the subsequent models were developed by the Company with assistance and input from its touring professionals, its component manufacturers and independent design consultants. The Company does not have any agreements with golf club designers, but believes that to the extent any services may be needed, designers having suitable technical design expertise may be located. However, if the Company is unable to retain qualified experts who may be able to devote the necessary attention during the time required, or if the cost proves to be too high, the Company may be unable to develop new products or improved products on a cost effective or a timely basis.

    The following is a list of the seven TearDrop putters currently manufactured and marketed by the Company:

    ORIGINAL TEARDROP--The Original TearDrop was first introduced in 1993 and was refined in 1996. The TearDrop features the roll face to eliminate skid and produce a purer roll. It is precision milled from titanium-aluminum alloy and has a horizontally hand-weighted and face balanced head to eliminate stubbing and enhance control.

    LADY TEARDROP--The Company's woman's club is designed and weighted especially for women with a specifically developed lighter weighting system for more control and a better feel for women.

    TEARDROP TOUR II--The TearDrop Tour II was designed specifically in response to input provided by certain of the Company's touring pros, and has a slightly modified shape and less pronounced roll, for use on faster, better kept greens.

    TEARDROP MALLET--The Company's mallet was designed in response to popular demand for a wide putter, with horizontal as well as heel and toe weighting and the Company's roll face for more stable support.

    OVERSIZED TEARDROP--The Company's long putter is available in 48 inch and 52 inch lengths. This club is the club used by the Company's primary sponsor, Brett Ogle, the winner of the Pebble Beach and Hawaiian Open Championships. The Oversized TearDrop was remodeled in 1996, primarily as a result of Mr. Ogle's input.

    CLASSIC I AND II--The Company designed the Classic series of putters in response to demand for a putter with more visual similarity to classic looking putters. The Classic putter is cast from stainless steel and features traditional heel and toe weighting and design with the Company's roll face. The Classic II also features a semi-mallet design.

    THE TEARDROP SPIN MASTER WEDGE

    The TearDrop Spin Master wedge features a classic-shape stainless steel clubhead with a coarse, abrasive titanium treated surface. The rough face creates a greater spin, and the liquid titanium prevents the face from becoming smooth with use. The titanium treated friction face of the Spin Master wedges are designed to impart a backward spin on the golf ball that will help the ball resist rolling after it hits the green. The wedges are offered in lofts of 52, 56 and 61 degrees for use as a pitching wedge, a sand wedge and a lob wedge, respectively. Each of the wedges have a traditional shaft and grip.

SALES AND MARKETING

    NATIONWIDE DISTRIBUTION NETWORK. The Company markets its clubs primarily through sales representatives primarily to on-course golf pro shops and specialty stores, general sporting goods stores and specialty sporting goods stores. The Company believes that its marketing approach allows it to maintain its high-quality reputation while at the same time generating loyalty from its customer base. At September 30, 1996, the Company had 20 independent sales representatives who call upon and service the needs of the on-course golf professionals, off-course specialty store operations and sporting goods stores. These sales representatives receive a commission on qualifying sales. All of the sales representatives exclusively sell TearDrop putters and wedges although many also sell apparel, bags, shoes and gloves made by other companies.

    Working together with the on-course golf professionals and off-course specialty store sales force, the independent sales representatives help introduce and explain the various characteristics of new golf clubs, respond to questions concerning product support, prepare customers for new product introductions, provide liaison services to communicate delivery and special customer needs, and obtain in-field feedback with respect to the market appeal of the Company's and competitors' products.

    The independent sales representative network is supported by the Company's executive officers who meet with the sales representatives, customers and potential new customers, and by technical representatives who demonstrate the Company's golf equipment at various customer locations. While the Company believes that its relationships with its sales representatives and customers are satisfactory, there can be no assurance that the Company will be able to maintain such relationships in the future. Although the Company works closely with its sales representatives, the Company cannot directly control such representatives' sales and marketing activities. There can be no assurance that these representatives will effectively manage the sale of the Company's products or that their marketing efforts will prove effective.

    CUSTOMER SERVICE AND SUPPORT. The Company believes that its relationships with its distributors and golfing customers have contributed significantly to its past success and should continue to enhance its prospects. The Company supports these relationships through programs developed to select its customers in the sale of its products.

    DEMONSTRATION/LOANER PROGRAM. The Company believes that a significant contribution to its sales effort is provided by its demonstration/loaner program. This program generally permits each qualifying on-course golf professional and off-course specialty store operator to purchase demonstration clubs within the Company's product line at a discount dependent upon the number of clubs purchased for resale. Demonstration clubs are available on the basis of one demonstration club for each six clubs of the same model ordered. The customer lends a "demo" set or club to the golfer for on-course trial use, which, in management's judgment, substantially increases the probability of purchases by the golfer who might otherwise be reluctant to purchase premium clubs without having on-course experience with them.


    INTERNATIONAL DISTRIBUTION. The Company markets its products internationally on a limited basis through exclusive licensees and distributors. The Company's products are sold on a non-exclusive basis through independent distributors. International sales accounted for 8%, 45% and 48% of the Company's gross sales in 1994, 1995 and the first nine months of 1996, respectively. The Company intends to continue to explore opportunities to expand its activities in international markets. To such end, the Company's distributor in Japan produced an infomercial in Japan regarding the TearDrop putter which the Company believes generated significant sales. The Company is not a party to any agreements with its foreign distributors, other than purchase orders.


    PRODUCT WARRANTIES. The Company supports its golf clubs with a lifetime quality guaranty, entitling the purchaser to return the clubs for repair or replacement. The Company has not experienced a material level of product warranty claims.

    ADVERTISING AND PROMOTION. The Company uses various forms of media, including print advertising campaigns, to market and promote its products. In the United States, the Company concentrates its print advertising in golf magazines such as Golf World and Golf Illustrated and in trade magazines such as Golf Shop Operations. The Company has entered into an advertising agreement with the Golf Channel which commences on January 1, 1997 and ends on December 31, 1998. Pursuant to this Agreement, the Company will broadcast commercial advertising during, and sponsor certain television programming produced by the Golf Channel. Following this Offering, the Company intends to begin television advertising in support of its products and to commence the production of an infomercial. The Company's advertising spending in the first nine months of 1996 was approximately $101,000 or 14% of net sales, compared with approximately $139,000, or 17% of net sales, in the first nine months of 1995.

    The Company believes that the endorsement of its products by touring professional golfers is an important feature of its overall marketing effort. Brett Ogle, an internationally recognized golf professional and 1995 Hawaiian Open and Pebble Beach Golf Tournament Champion, heads a group of touring professionals, including Dustin Phillips, Dino Luchesi, Dennis Zinkon and P.J. Cowan who currently use or endorse the Company's products. The agreements with Messrs. Phillips, Luchesi, Zinkon and Cowan generally are for a one-year term and provide for certain payments by the Company to the touring professionals in consideration for their using a TearDrop Putter and bonuses based on tournament performance. Mr. Ogle's agreement extends through December 31, 1998 and provides for certain minimum payments during the years ended December 31, 1996, 1997 and 1998, and for certain bonuses based on tournament performances and sales. Following the completion of this offering, the Company intends to develop and institute a "Player Pool" program, under which the Company will provide rewards on a weekly basis to professional players who win tournaments using TearDrop golf clubs. With the exception of the endorsement contract with Mr. Ogle, endorsement commitments are made on a year-to-year basis.

ASSEMBLY

    The Company assembles all of its putters for the domestic market and for sales to selected foreign markets at its 4,000 square foot corporate headquarters in Hilton Head Island, South Carolina. Stainless steel and titanium aluminum clubheads are cast or forged by outside suppliers utilizing Company-owned tooling and are inspected on-site by Company representatives. Production personnel receive and review incoming components, such as steel shafts and grips, most of which are supplied to the proprietary specifications of the Company. All assembly operations, including painting, stenciling and the application of all trade dress, are completed at the corporate headquarters, which include finishing and warehousing facilities, from which finished clubs are shipped. In order to maintain a high level of quality control, the Company performs numerous visual and machine inspections at various points along the assembly process, intended to detect any non-conforming clubs or subassemblies.

    The Company relies on a limited number of suppliers for materials and clubheads. The Company's primary putter club head manufacturer manufactures club heads at its facilities using equipment leased by the Company and provided to the manufacturer. Under the equipment lease, the Company has the option to purchase the manufacturing equipment at various times during the lease. They may also remove the equipment from the manufacturer's facilities at any time. While management believes that alternative sources of supply either exist or could be developed, in the event that it should lose its present sources of supply for these materials and components, or experience delays in receiving delivery from such sources, the Company would sustain at least temporary shortages of materials and components, which could have a material adverse effect on the Company's operating results.

NEW CLUB DEVELOPMENT

    The Company works closely with component manufacturers, independent design consultants and touring professionals in the development of new products and the improvement of its existing designs. The Company relies on the input and advice of its consulting pros to modify its putters. For example, Brett Ogle was instrumental in designing the TearDrop Pro Model. The Company intends to form a Professional Advisory Board consisting of touring professional golfers who will meet at least two times a year to review design plans and comment on the Company's expansion plans, club designs and general issues regarding the Company.

COMPETITION

    The Company competes in the premium-priced game-improvement segment of the golf club manufacturing industry. The market for premium-priced golf clubs is highly competitive and a number of established companies compete in this market, many of which have greater financial and other resources than the Company. The Company's competitors include Callaway Golf Company, Kersten Manufacturing Corporation (Ping), Taylor-Made Golf Company, Cobra Golf Incorporated and Tommy Armour Golf Company. The Company also competes with numerous smaller, specialized companies that may compete effectively on a regional basis.

    The golf club industry is generally characterized by rapid and widespread imitation of popular golf club designs pioneered by new or existing competitors. Occasionally, new market entrants may develop innovative club designs which meet with acceptance from golf club purchasers, leading to unanticipated changes in consumer preferences. Many purchasers of premium-priced game-improvement clubs desire golf clubs that feature the latest technological innovations and cosmetic designs, and their purchasing decisions are often the result of highly subjective preferences which can be influenced by many factors, including, among others, advertising, media and product endorsement. The Company could therefore face substantial competition from existing or new competitors that introduce and successfully promote golf clubs perceived to offer performance advantages and greater aesthetic appeal. The Company faces competition on the basis of price, reputation and qualitative distinctions among available products. In addition, there are several manufacturers that do not currently compete with the Company that could pose significant competition if they were to enter the market of premium-priced high-quality clubs..

REGULATORY MATTERS

    The design of new golf clubs is greatly influenced by rules and interpretations of the USGA. Although the golf equipment standards established by the USGA generally apply only to competitive events sanctioned by that organization, it has become critical for designers of new clubs to assure compliance with USGA standards. To the extent that the Company's clubs are ruled ineligible by the USGA standards, professional golfers, including the Company's paid touring professional golfers, will be unable to use the clubs and even non-professional golfers will likely be unwilling to purchase them. The Company believes that its putters all comply with USGA standards. However, the Company's current wedges have not yet been submitted to the USGA for approval, and the Company believes that further modifications will be necessary to bring the wedges within USGA guidelines. No assurance can be given that the wedges or any new products will receive USGA approval or that existing USGA standards will not be altered in ways that adversely affect the sales of the Company's products.

    The Company's facilities are subject to numerous federal, state and local laws and regulations designed to protect the environment from waste emissions and hazardous substances. The Company is also subject to the federal Occupational Safety and Health Act and other laws and regulations affecting the safety and health of employees in the production areas of its facilities. The Company believes it is in compliance in all material respects with all applicable environmental and occupational safety regulations.

EMPLOYEES


    At September 30, 1996, the Company had six full-time employees engaged in manufacturing and assembly, sales support and in management and administration. The Company intends to use the proceeds from this Offering to expand substantially its sales and marketing staff and retain personnel for certain management positions, including a Chief Financial Officer and other administrative personnel. The Company believes that additional manufacturing personnel will be available as needed.


PROPRIETARY RIGHTS

    The Company relies on a combination of patents, trademark and trade secret protection to establish and protect the proprietary rights it has in its products. The Company has been issued three patents relating to various aspects of the TearDrop putter head. The Company's "TearDrop" trademark is registered with the United States Patent and Trademark Office (the "U.S. Patent Office"), and the U.S. Patent Office has issued a notice of allowance to the Company for the trademark "Spin Master."

LEGAL PROCEEDINGS

    The Company is not involved in any material legal proceedings.

PROPERTIES

    The Company occupies 4,000 square feet of office, manufacturing and warehouse and distribution space in Hilton Head Island, South Carolina under a three-year lease agreement between the Company and Albert H. Politi which terminates in November 1998. The aggregate minimum rental payments under the lease for the years ending December 31, 1996, 1997 and 1998 are $38,400, $38,400 and $35,200, respectively. The Company conducts its corporate, research and development, assembly, warehouse and distribution activities from these facilities. Following the offering, the Company intends to relocate its facility to or establish additional facilities in the New York metropolitan area, where the Company intends to expand its executive and production capabilities. The Company believes that such operational modifications may be completed without a significant disruption in its current operations and within one year following this offering.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

    The executive officers and directors of the Company are as follows:

NAME                                     AGE                                    POSITION
-----------------------------------      ---      --------------------------------------------------------------------
Rudy A. Slucker....................          47   Chairman of the Board, President and Chief Executive Officer
John Zeravica......................          41   Vice President
Charles A. Gerber..................          42   Vice President
Fred K. Hochman....................          50   Director
Jeffrey Baker......................          41   Director
Leslie E. Goodman..................          53   Director

    RUDY A. SLUCKER has served as Chairman of the Board, President and Chief Executive Officer of the Company since September 1996. Mr. Slucker was the Chief Executive Officer of the Atlas Group of Companies, Inc. ("Atlas"), which imported and marketed hardware and consumer products, from 1978 until 1990, when it was sold. Since 1990, Mr. Slucker has been a venture capital investor. He currently serves on the board of directors and/or is a principal stockholder of the following companies: Lilli Group, a knitwear manufacturer; The Sled Dogs Company, a Nasdaq-listed manufacturer of sporting goods; Diplomat Optical, Inc., a manufacturer and distributor of designer brand eyeglass frames under the names of Playskool, Jones New York, Coventry, Harve Benard and Kathy Ireland; Major League Fitness, a chain of fitness centers associated with Major League Baseball through a licensing agreement; and Babylon Enterprises and Beacon Concessions, which, together, currently own and operate the Beacon Theater in Manhattan.

    JOHN ZERAVICA became vice president of the Company in September 1996. From 1990 through May 1996, Mr. Zeravica served as Director of Operations for the U.S. division of Bridgestone Sports, USA, Inc., an international manufacturer and distribution of sporting goods. From 1983 to 1990, Mr. Zeravica served as operating manager of Mizuno, USA, a sports product manufacturing and marketing company.

    CHARLES A. GERBER became vice president of the Company in October 1996. From April 1994 through September 1996, Mr. Gerber served as vice president of sales for Bobby Grace Golf Design Inc. From February 1993 to April 1994, Mr. Gerber served as a director of sales for American Companies. From 1978 to 1992, Mr. Gerber served as a regional sales manager for the Dial Corporation. From 1976 to 1978, Mr. Gerber served as a sales representative for W.H. Reynolds Company.


    FRED K. HOCHMAN has been a director of the Company since its inception and served as its President from inception through January 1995 and Chief Executive Officer from inception through December 1995. In October 1996, Mr. Hochman became senior vice president of Orix Credit Alliance Inc. From September 1992 through October 1996, Mr. Hochman served as President of the Machine Tool Division of Financial Federal Credit, Inc., a wholly-owned subsidiary of Financial Federal Corporation. Financial Federal Corporation is listed on the American Stock Exchange. The Machine Tool Division provides financing for numerically controlled machine tools, which are the type of tools used to manufacture the TearDrop putter heads. From November 1982 through August 1992, he was Chairman of Machine Tool Finance Corporation, a company he co-founded.


    JEFFREY BAKER has been a Director of the Company since September 1996. Since 1986, Mr. Baker has served as Senior Vice President of GoodTimes Entertainment, where he is responsible for licensing, marketing and merchandising of video products. Mr. Baker's prior experience includes more than twelve years of service in various marketing and sales positions including marketing manager for Prodigy Services, director of national account sales for RCA Video Disc, director of video sales for Pickwick International and regional sales manager for Data Packaging Corp.

    LESLIE E. GOODMAN has been a director of the Company since November 1996. From January 1996 through November 1996, Mr. Goodman served as North Jersey Area President of First Union National Bank overseeing consumer and commercial banking in northern New Jersey. Mr. Goodman also served as a senior executive vice president of First Union Corporation. From January 1990 through December 1995, Mr. Goodman served as a member of the Office of the Chairman of First Fidelity Bancorporation overseeing the Community Business Bank, Corporate and Institutional Trust. Mr. Goodman was a member of the board of directors of First Fidelity Bancorporation from January 1990 through December 1995. Mr. Goodman served as President of First Fidelity Bank, N.A., New Jersey from September 1990 to January 1994. From 1988 to 1990, Mr. Goodman served as chairman and chief executive officer of Fidelity Bank, Philadelphia, a subsidiary of First Fidelity Bancorporation. Mr. Goodman currently is a member of the board of directors of Wawa Inc., the board of governors of the Hackensack Medical Center and the board of trustees of Rutgers University.

DIRECTOR COMPENSATION

    The Company intends to compensate directors $500 per meeting attended.

EXECUTIVE COMPENSATION

    No executive officer of the Company received cash compensation in excess of $100,000, or stock options or other long-term compensation during 1995.

EMPLOYMENT AGREEMENTS


    The Company has entered into an employment agreement with Rudy A. Slucker which commences on the consummation of this Offering and expires on December 31, 1999. Pursuant to the agreement, Mr. Slucker will serve as the Company's Chief Executive Officer and President for an annual salary of $175,000. The employment agreement also provides that Mr. Slucker is entitled to receive a bonus equal to 10% of the Company's pre-tax net income starting with the year ending December 31, 1997. Such bonus will be payable to the extent of 50% of such amount in cash and the remaining 50% in the form of Common Stock of the Company valued at the lowest last sale price of the Common Stock during the last quarter of the Company's fiscal year. In addition, if there is a sale of the Company or substantially all of the assets of the Company which involves consideration equal to or greater than $25,000,000, Mr. Slucker will also be entitled to a cash payment equal to the greater of $250,000 and 10% of the excess consideration over $25,000,000. Mr. Slucker will also be entitled to receive bonuses at the discretion of the Board of Directors and in accordance with certain performance criteria. The agreement further provides that Mr. Slucker will not engage in activities competitive with the Company for a period of two years after the expiration of his employment agreement. In the event that the Company terminates Mr. Slucker's employment without cause, such provision would not apply.


    The Company has also entered into an employment agreement with John Zeravica. Pursuant to the agreement, Mr. Zeravica will serve as Vice President of the Company for an annual salary of $100,000. The agreement with Mr. Zeravica may be terminated either by the Company or Mr. Zeravica upon two weeks notice.

LIMITATION ON LIABILITY AND INDEMNIFICATION MATTERS

    The Company's Certificate of Incorporation limits the liability of directors to the maximum extent permitted by Delaware law. The Company's By-laws provide that the Company shall indemnify its directors and executive officers and may indemnify its other officers, employees, agents and other agents to the fullest extent permitted by law. The Company's By-laws also permit the Company to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether the By-laws would permit indemnification. Although the Company does not currently maintain liability insurance for its officers and directors, the Company's By-laws provide that the Company may purchase and maintain such insurance.

    The Company has entered into indemnification agreements with each of its executive officers and directors.

    At present, there is no pending litigation or proceeding involving any director, officer, employee or agent of the Company where the Company currently anticipates indemnification will be required.

AUDIT COMMITTEE

    The Board of Directors has an audit committee comprised of Jeffrey Baker and Leslie E. Goodman. The Audit Committee reviews the results and scope of the audit and other services provided by the Company's independent accountants and all transactions between the Company and any of its officers, directors or principal stockholders.

STOCK OPTION PLANS

    On October 18, 1996, the Board of Directors and the stockholders of the Company adopted the 1996 Employee Stock Option Plan ("Plan") and reserved 200,000 shares of Common Stock for issuance thereunder. The Plan provides for the granting to employees (including employees who are also directors and officers) of options intended to qualify as incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended ("Code"), and for the granting of nonstatutory stock options to directors, employees and consultants. The Plan is currently administered by the entire Board of Directors of the Company.

    The exercise price per share of incentive stock options granted under the Plan must be at least equal to the fair market value of the Common Stock on the date of grant. In addition, in accordance with the Underwriting Agreement relating to this Offering, the Company has agreed not to grant any options under the Plan with an exercise price per share less than the initial public offering price of the Common Stock. With respect to any participant who owns shares representing more than 10% of the voting power of all classes of the Company's outstanding capital stock, the exercise price of any incentive or nonstatutory stock option must be equal to at least 110% of the fair market value on the grant date, and the maximum term of the option must not exceed five years. The terms of all other options granted under the Plan may not exceed ten years. Upon a merger of the Company, the options outstanding under the Plan will terminate unless assumed or substituted by the successor corporation. To date, no options have been granted under the Plan.

OTHER OPTIONS


    On October 21, 1996, the Company granted five-year options (outside of the Plan) to acquire 250,000 shares of Common Stock for $4.50 per share to Rudy A. Slucker, the Chairman of the Board and Chief Executive Officer of the Company. On December 18, 1996, the Company agreed to grant options to Wayne R. Wooten to purchase 1,000 shares of Common Stock for $4.50 per share. In addition, the Company may grant five-year options to purchase up to an aggregate of 250,000 shares of Common Stock for $4.50 per share to touring golf professionals and other professional athletes who perform consulting and promotional services for the Company.

                             PRINCIPAL STOCKHOLDERS

    The following table sets forth certain information with respect to the beneficial ownership of the capital stock of the Company as of the date of this Prospectus for (i) each person who is known by the Company to beneficially own more than 5% of the capital stock, (ii) each of the Company's directors, and
(iii) all directors and executive officers as a group. The Company believes that each of the beneficial owners of the Common Stock listed in the table, based on information furnished by such owner, has sole investment and voting power with respect to such shares.


                                                                 NUMBER OF SHARES               PERCENTAGE
                                                                   BENEFICIALLY     ----------------------------------
NAME                                                                   OWNED         BEFORE OFFERING   AFTER OFFERING
---------------------------------------------------------------  -----------------  -----------------  ---------------
Rudy A. Slucker (1)............................................        730,000               73.0%             32.4%
Fred K. Hochman(2).............................................        153,000               20.4%              7.7%
Frank Grace....................................................         50,000                6.7%              2.5%
  518 Route 513
  Caliphon, New Jersey 07830
Richard Rizzuto................................................         41,667                5.6%              2.1%
  518 Route 513
  Caliphon, New Jersey 07830
Jeffrey Baker..................................................            -0-             --                --
Leslie E. Goodman..............................................            -0-             --                --
All directors and executive officers as a group
  (6 persons)..................................................        883,000               88.3%            39.24%


------------------------

(1) Includes (i) 250,000 shares subject to options exercisable at $4.50 per share and (ii) an aggregate of 75,000 shares of Common Stock owned by the children and wife of Mr. Slucker.

(2) Mr. Hochman has pledged his shares to NationsBank to secure the Company's indebtedness of $300,000 plus interest. See "Certain Transactions."

                              CERTAIN TRANSACTIONS

    The Company was initially capitalized in October 1992 through the sale of 333,333 shares of its Common Stock for $.01 per share, including 133,333 shares purchased by Fred K. Hochman, 133,333 shares purchased by Wayne R. Wooten, and 50,000 shares purchased by Frank Grace, each of whom was a director and/or officer of the Company. On March 13, 1994, Messrs. Hochman and Wooten each sold 16,667 shares of Common Stock to Richard Rizzuto, then a director of the Company.

    On July 27, 1994, the Company entered into a Consulting and Non-Competition Agreement with Mr. Wooten providing for payments by the Company in the form of royalties on the sale of certain putters through July 26, 1996. An aggregate of $33,070 was paid through such date to Mr. Wooten under the Agreement. At such time, Mr. Hochman purchased from Mr. Wooten 116,666 shares of Common Stock of the Company for approximately $75,000. In addition, Mr. Wooten resigned as an officer and director of the Company.

    In November 1994, the Company borrowed $300,000 from NationsBank. Mr. Hochman provided a personal guarantee for the loan. In addition, the Company guaranteed a personal loan of $100,000 from NationsBank to Mr. Hochman, which guarantee was released in October 1996. Mr. Hochman has pledged all of his shares of Common Stock of the Company to secure his personal indebtedness.

    On December 31, 1994, Mr. Hochman transferred 50,000 shares of Common Stock to Rudy A. Slucker in consideration of $1.00 and the agreement to loan the Company $140,000 at an interest rate of 8% per annum and payable over a three-year term. On October 1, 1995, Mr. Slucker purchased 66,666 shares from Mr. Hochman for $1.00 and Mr. Slucker's agreement to loan additional sums to the Company, to the extent necessary.


    In April 1996, in consideration of Mr. Slucker's agreement to loan the Company up to $300,000, and to guarantee the NationsBank loan, Mr. Slucker was issued 416,666 shares of Common Stock. In April 1996, Mr. Slucker sold 53,333 shares of Common Stock to Mr. Hochman for $80,000, represented by a promissory note due April 1, 1998.


    From time to time, the Company has borrowed funds from its officers, directors and stockholders. Since the inception of the Company in August 1992 through September 30, 1996, the Company has borrowed the following amounts (inclusive of accrued interest through September 30, 1996) from officers, directors and beneficial owners of 5% or more of the Company's Securities:
$742,276 from Rudy A. Slucker, $406,348 from Fred Hochman, $257,188 from Richard Rizzuto, $44,192 from John Schubert and $263,856 from Frank Grace. Pursuant to an agreement dated as of October 18, 1996, $400,000 of debt owed by the Company to Mr. Slucker will be extended and paid with interest from and after the consummation of this Offering at the rate of 8% per annum until three years after the consummation of the Offering, except that the Company may prepay such amounts from net proceeds received from the exercise of the Warrants. In addition, an additional aggregate amount of $100,000 of debt owed by the Company to Messrs. Slucker, Hochman, Rizzuto, Schubert and Grace will be extended and paid with interest from and after the consummation of this Offering at 8% per annum until two years after the consummation of the Offering, except that the Company may prepay such amounts from net proceeds received from the exercise by the Underwriters of the over-allotment option. The balance of $171,742, $376,348, $244,688, $41,692 and $248,856, plus interest will be forgiven by
Messrs. Slucker, Hochman, Rizzuto, Schubert and Grace upon the consummation of this Offering.

    From August 1, 1996 through November 15, 1996, Mr. Slucker advanced an additional $307,000 to the Company for its business operations. The Company has agreed to repay the amounts advanced by Mr. Slucker through November 15, 1996 and any additional amounts loaned through the date of this Prospectus (which amount will not exceed $400,000 in the aggregate), with interest at 8% per annum payable at maturity no earlier than two years from the date of this Prospectus, except that the Company may prepay such amounts from net proceeds received from the exercise by the Underwriters of the over-allotment option. See "Management's Discussion and Analysis of Financial Condition and Plan of Operations--Liquidity and Capital Resources."

    All ongoing and any future transactions with affiliates of the Company, if any, will be on terms believed by the Company to be no less favorable than are available from unaffiliated third parties and will be approved by a majority of disinterested directors.

                           DESCRIPTION OF SECURITIES


    The authorized capital stock of the Company is 11,000,000, consisting of 10,000,000 shares of Common Stock, $.01 par value and 1,000,000 shares of Preferred Stock, $.01 par value. As of the date of this Prospectus, 750,000 shares of Common Stock are outstanding and held of record by five stockholders. Upon the completion of this Offering there will be 2,000,000 shares of Common Stock outstanding (2,187,500 if the Underwriters' over-allotment option is exercised in full).


PREFERRED STOCK

    The Company's Certificate of Incorporation authorizes the issuance of 1,000,000 shares of Preferred Stock without further stockholder appoval. The Preferred Stock may be divided into such classes or series as the Board of Directors may determine by resolution. The Board of Directors is authorized to determine and alter the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of Preferred Stock and to fix the number of shares of any series of Preferred Stock and the designation of any such series of Preferred Stock. Currently no Preferred Stock is outstanding, and the Board of Directors has no current plans to issue any such shares.

COMMON STOCK

    The holders of shares of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, the holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available for the payment of dividends. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of the Company, subject to the liquidation preferences of preferred stock, the holders of Common Stock are entitled to receive any declared and unpaid dividends, in addition to being entitled to share ratably in all assets remaining after payment of liabilities and liquidation preferences of any then outstanding shares of preferred stock. Holders of Common Stock have no preemptive rights or rights to convert their Common Stock into any other securities. There are no redemption or sinking fund provisions applicable to the Common Stock.

    All outstanding shares of Common Stock have been duly authorized and validly issued and are fully paid and non-assessable, and the shares of Common Stock issued upon completion of this Offering have been duly authorized and, when issued, will be fully paid and nonassessable.

WARRANTS

    Each Warrant will entitle the registered holder to purchase one share of the Company's Common Stock at an exercise price of $5.50 per share for five years from the date of this Prospectus. No fractional shares of Common Stock will be issued in connection with the exercise of Warrants. Upon exercise, the Company will pay the holder the value of any such fractional shares in cash, based upon the market value of the Common Stock at such time.

    Unless extended by the Company at its discretion, the Warrants will expire at 5:00 p.m., New York time, on the fifth anniversary of the date of this Prospectus. In the event a holder of Warrants fails to exercise the Warrants prior to their expiration, the Warrants will expire and the holder thereof will have no further rights with respect to the Warrants.

    The Company may, with the consent of GKN Securities Corp., redeem not less than all of the outstanding Warrants at a price of $.01 per Warrant upon not less than 30 days' prior written notice if the last sale price of the Common Stock has been at least 145.5% of the then-exercise price of the Warrants (initially $8.00) for the 20 consecutive trading days ending on the third day prior to the date on which the notice is given.

    No Warrants will be exercisable unless at the time of exercise there is a current prospectus covering the shares of Common Stock issuable upon exercise of such Warrants under an effective registration statement filed with the Commission and such shares have been qualified for sale or are exempt from qualification under the securities laws of the state or residence of the holder of such Warrants. Although the Company intends to have all shares so qualified for sale in those states where the Securities are being offered and to maintain a current prospectus relating thereto until the expiration of the Warrants, subject to the terms of the Warrant Agreement, there can be no assurance that the Company will be able to do so.

    A holder of Warrants will not have any rights, privileges or liabilities as a stockholder of the Company prior to the exercise of the Warrants. The Company is required to keep available a sufficient number of authorized shares of Common Stock to permit exercise of the Warrants.

    The exercise price of the Warrants and the number of shares issuable upon exercise of the Warrants will be subject to adjustment to protect against dilution in the event of stock dividends, stock splits, combinations, subdivisions and reclassifications. No assurance can be given that the market price of the

Company's Common Stock will exceed the exercise price of the Warrants at any time during the exercise period.

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for the Company's securities is Continental Stock Transfer & Trust Company, New York, New York.

                        SHARES ELIGIBLE FOR FUTURE SALE


    Upon completion of this Offering, the Company will have outstanding 2,000,000 shares of Common Stock, not including shares of Common Stock issuable upon exercise of outstanding options, warrants and assuming no exercise of the over-allotment option granted to the Underwriters.



    Of these outstanding shares, the 1,250,000 shares of Common Stock sold to the public in this Offering may be freely traded without restriction or further registration under the Securities Act of 1993, as amended (the "Securities Act"), except that any shares that may be held by an "affiliate" of the Company (as that term is defined in the rules and regulations under the Securities Act) may be sold only pursuant to a registration under the Securities Act or pursuant to an exemption from registration under the Securities Act, including the exemption provided by Rule 144 adopted under the Securities Act.


    The 750,000 shares of Common Stock outstanding prior to this Offering are "restricted securities" as that term is defined in Rule 144 under the Securities Act and may not be sold unless such sale is registered under the Securities Act or is made pursuant to an exemption from registration under the Securities Act, including the exemption provided by Rule 144. Of such shares, approximately 333,000 may be sold under Rule 144 within 12 months of the date of this Prospectus and the remaining shares may be sold within 24 months of the date of this Prospectus; however, all the stockholders of the Company have agreed that for a period of 24 months from the date of this Prospectus, they will not sell any of their securities without the prior consent of GKN Securities Corp.

    The shares of Common Stock issuable upon exercise of options outstanding as of the date hereof are subject to lock-up provisions that prevent their resale for a period of two years following the date of this Prospectus. See "Management--Other Options."

    In general, under Rule 144 as currently in effect, a stockholder (or stockholders whose shares are aggregated) who has beneficially owned any Restricted Securities for at least two years (including a stockholder who may be deemed to be an affiliate of the Company), will be entitled to sell, within any three-month period, that number of shares that does not exceed the greater of
(i) 1% of the then outstanding shares of Common Stock or (ii) the average weekly trading volume of the Common Stock during the four calendar weeks preceding the date on which such notice of such sale is given to the Securities and Exchange Commission (the "Commission"), provided certain public information, manner of sale and notice requirements are satisfied. A stockholder who is deemed to be an affiliate of the Company, including members of the Board of Directors and senior management of the Company, will still need to comply with the restrictions and requirements of Rule 144, other than the two-year holding period requirement, in order to sell shares of Common Stock that are not Restricted Securities, unless such sale is registered under the Securities Act. A stockholder (or stockholders who shares are aggregated) who is deemed not to have been an affiliate of the Company at any time during the 90 days preceding a sale by such stockholder, and who has beneficially owned Restricted Securities for at least three years, will be entitled to sell such shares under Rule 144 without regard to the volume limitations described above.

    The Company is unable to estimate the number of shares that may be sold in the future by its existing stockholders or in the effect, if any, that sales of shares by such stockholders will have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock by existing stockholders could adversely affect prevailing market prices.

                                  UNDERWRITING


    The Underwriters named below, for whom GKN Securities Corp. ("GKN") and Kirlin Securities, Inc. ("Kirlin," and together with GKN, the "Representatives") are acting as Representatives, have agreed, subject to the terms and conditions of the Underwriting Agreement, to purchase from the Company a total of 1,250,000 shares of Common Stock and 1,250,000 Warrants.


    The number of securities which each such Underwriter has agreed to purchase is set forth opposite its name:


UNDERWRITER                                             NUMBER OF SHARES   NUMBER OF WARRANTS
------------------------------------------------------  -----------------  -------------------
GKN Securities Corp...................................         690,000             690,000
Kirlin Securities, Inc. ..............................         350,000             350,000
Neidiger/Tucker/Bruner, Inc. .........................          70,000              70,000
Shepherd Financial Group, Inc. .......................          70,000              70,000
Frederick & Co., Inc. ................................          70,000              70,000
                                                        -----------------       ----------
  Total...............................................       1,250,000           1,250,000


    The Underwriting Agreement provides that the obligations of the Underwriters are subject to approval of certain legal matters by counsel and various other conditions precedent, and that the Underwriters are obligated to purchase all of the Securities offered by this Prospectus (other than the Securities covered by the over-allotment option described below), if any are purchased.


    The Representatives have advised the Company that the Underwriters propose to offer the Securities to the public at the initial offering prices set forth on the cover page of this Prospectus and to certain dealers at that price less a concession not in excess of $.23 per share of Common Stock and $.0035 per Warrant. The Underwriters may allow, and such dealers may re-allow, a concession not in excess of $.10 per share of Common Stock and $.00175 per Warrant to certain other dealers. After this Offering, the offering price and other selling terms may be changed by the Representatives.


    The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act. The Company has agreed to pay to the Representatives an expense allowance on a nonaccountable basis equal to 3% of the gross proceeds derived from the sale of the Securities underwritten (including the sale of any Securities subject to the Underwriters' over-allotment option), $50,000 of which has been paid to date. The Company also has agreed to pay all expenses in connection with qualifying the Securities offered hereby for sale under the laws of such states as the Representatives may designate, and for obtaining the clearance of this Offering with the National Association of Securities Dealers, Inc., including fees and expenses of counsel retained for such purposes by the Representatives. The Company has agreed to retain GKN as a financial consultant for a two-year period commencing on the date of this Prospectus at an annual fee of $30,000 per year, payable in advance at the closing of this Offering.


    The Company has granted to the Underwriters an option, exercisable during the 45-day period after the date of this Prospectus, to purchase up to an aggregate of 187,500 additional shares of Common Stock and/or 187,500 additional Warrants at the offering price, less underwriting discounts and the nonaccountable expense allowance, for the sole purpose of covering over-allotments, if any.


    The Company has engaged the Representatives, on a non-exclusive basis, as its agents for the solicitation of the exercise of the Warrants. To the extent not inconsistent with the guidelines of the NASD and the rules and regulations of the Commission, the Company has agreed to pay the Representatives for bona fide services rendered a commission equal to 5% of the exercise price for each Warrant exercised after one year from the date of this Prospectus if the exercise was solicited by either of the Representatives. In addition to soliciting, either orally or in writing, the exercise of the Warrants, such services may also include disseminating information, either orally or in writing, to warrant holders about the Company or the market for the Company's securities, and assisting in the processing of the exercise of Warrants. No compensation will be paid to the Representatives in connection with the exercise of the Warrants if the market price of the underlying shares of Common Stock is lower than the exercise price, the Warrants are held in a discretionary account, the Warrants are exercised in an unsolicited transaction, the warrantholder has not confirmed in writing that one of the Representatives solicited such exercise or the arrangement to pay the commission is not disclosed in the prospectus provided to warrantholders at the time of exercise. In addition, unless granted an exemption by the Commission from Rule 10b-6 under the Exchange Act, while they are soliciting exercise of the Warrants, the Representatives will be prohibited from engaging in any market activities or solicited brokerage activities with regard to the Company's securities unless the Representatives have waived their right to receive a fee for the exercise of the Warrants.



    In connection with this Offering, the Company has agreed to sell to the Representatives and their respective designees, for an aggregate of $100, the Representatives' Purchase Option to purchase up to an aggregate of 125,000 shares of Common Stock and/or 125,000 Warrants. The Representatives' Purchase Option is exercisable at a price equal to 165% of the initial offering price of the securities for a period of four years commencing one year from the date of this Prospectus. The securities purchasable upon exercise of the Representatives' Purchase Option are identical to those offered hereby. The Representatives' Purchase Option grants to the holder thereof certain "piggyback" rights and one demand right for a period of seven and five years, respectively, from the date of this Prospectus with respect to the registration under the Securities Act of the securities directly and indirectly issuable upon exercise of the Representatives' Purchase Option. The Representatives' Purchase Option cannot be transferred, sold, assigned or hypothecated during the one-year period following the date of this Prospectus, except to officers of the Representatives and to selected dealers and their officers or partners.


    Prior to this Offering, there has been no public market for any of the Company's securities. Accordingly, the offering price of the Securities and the terms of the Warrants have been determined by negotiation between the Company and the Representatives and do not necessarily bear any relation to established valuation criteria. Factors considered in determining such prices and terms, in addition to prevailing market conditions, included an assessment of the prospects for the industry in which the Company will compete, the Company's management and the Company's capital structure.


    Pursuant to the Underwriting Agreement, all of the holders of the outstanding Common Stock of the Company prior to this Offering have agreed not to sell any of their shares of Common Stock for a period of two years from the date of this Prospectus without the prior written consent of GKN. In addition, the Underwriting Agreement provides that, for a period of five years from the date of this Prospectus, the Company will permit GKN to designate one person to the Board of Directors, or alternatively, to send a representative to observe meetings of the Board of Directors. Such representative will not be a member of the Board of Directors and will not be entitled to vote on any matters before the Board. GKN has not yet selected a designee or representative.


                                 LEGAL MATTERS

    Certain matters with respect to the legality of the issuance of the Securities offered hereby will be passed upon for the Company by Crummy, Del Deo, Dolan, Griffinger & Vecchione, a Professional Corporation, Newark, New Jersey. Graubard Mollen & Miller, New York, New York, has served as counsel to the Underwriters in connection with this Offering.

                                    EXPERTS

    The financial statements and schedules of TearDrop Golf Company at December 31, 1994 and 1995 appearing in this Prospectus and the Registration Statement have been audited by Rothstein, Kass & Company, P.C., independent auditors, as set forth in their report thereon (which contains an explanatory paragraph which raises substantial doubt about the Company's ability to continue as a going concern) appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

    The Company has filed with the Commission a Registration Statement with respect to the Securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto, having been omitted from this Prospectus in accordance with the rules and regulations of the Commission. For further information with respect to the Company, the securities offered by this Prospectus and such omitted information, reference is made to the Registration Statement, including any and all exhibits and amendments thereto. Statements contained in this Prospectus concerning the provisions of any document filed as an exhibit are of necessity brief descriptions thereof and are not necessarily complete, and in each instance reference is made to the copy of the document filed as an exhibit to the Registration Statement, each such statement being qualified in its entirety by this reference.

    Following the effectiveness of the Registration Statement, the Company will be subject to the informational requirements of the Exchange Act of 1934 and in accordance therewith the Company will file reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information may be inspected and copied at public reference facilities of the Commission at 450 Fifth Street, N.W., Washington D.C. 20549; Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and 7 World Trade Center, New York, New York 10048. Copies of such material, including the Registration Statement, can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington D.C. 20549, at prescribed rates. The Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission.

    The Company intends to furnish to its stockholders annual reports containing financial statements audited and reported on by its independent public accounting firm and such other periodic reports as the Company may determine to be appropriate or as may be required by law.

                             TEARDROP GOLF COMPANY

                         INDEX TO FINANCIAL STATEMENTS

Independent Auditors' Report.....................................................        F-2

Financial Statements

  Balance Sheets.................................................................        F-3

  Statements of Operations.......................................................        F-4

  Statements of Stockholders' Deficit............................................        F-5

  Statements of Cash Flows.......................................................        F-6

  Notes to Financial Statements..................................................        F-7

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders

TearDrop Golf Company

    We have audited the accompanying balance sheet of TearDrop Golf Company as of December 31, 1995, and the related statements of operations, stockholders' deficit and cash flows for the years ended December 31, 1995 and 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TearDrop Golf Company as of December 31, 1995, and the results of its operations and its cash flows for the years ended December 31, 1995 and 1994 in conformity with generally accepted accounting principles.

    The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 12 to the financial statements, the Company has, since inception, an accumulated loss from operations, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 12. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                                 ROTHSTEIN, KASS & COMPANY, P.C.

Roseland, New Jersey

September 28, 1996, except for Note 13

 as to which the date is November 13, 1996

                             TEARDROP GOLF COMPANY

                                 BALANCE SHEETS

                                                                                               PRO FORMA
                                                                                             SEPTEMBER 30,
                                                                              SEPTEMBER 30,      1996       DECEMBER 31,
                                                                                  1996         (NOTE 2)         1995
                                                                              -------------  -------------  ------------
                                                                               (UNAUDITED)    (UNAUDITED)

                                                         ASSETS
Current assets:
  Cash......................................................................   $     4,079    $     4,079    $   15,868
  Accounts receivable, less allowance for doubtful accounts of $17,000 in
    1996 and 1995...........................................................       268,242        268,242        79,497
  Inventories...............................................................       101,064        101,064       121,035
  Prepaid expenses and other current assets.................................        73,167         73,167        13,333
                                                                              -------------  -------------  ------------
      Total current assets..................................................       446,552        446,552       229,733

Property and equipment, less accumulated depreciation and amortization......       166,624        166,624       184,927

Other assets, intangible assets, less accumulated amortization..............        30,644         30,644        33,635
                                                                              -------------  -------------  ------------
                                                                               $   643,820    $   643,820    $  448,295
                                                                              -------------  -------------  ------------
                                                                              -------------  -------------  ------------

                                         LIABILITIES AND STOCKHOLDERS' DEFICIT

Current liabilities:
  Accounts payable..........................................................   $   240,884    $   240,884    $  230,284
  Notes payable.............................................................       300,000        300,000       300,000
  Obligation under capital lease............................................        15,101         15,101        15,226
  Other current liabilities.................................................        50,864         50,864        15,824
                                                                              -------------  -------------  ------------
      Total current liabilities.............................................       606,849        606,849       561,334
                                                                              -------------  -------------  ------------

Obligation under capital lease, less current portion........................        64,172         64,172        76,629
                                                                              -------------  -------------  ------------

Stockholders' loans (Note 8 and 13).........................................     1,713,860        630,534     1,178,588
                                                                              -------------  -------------  ------------

Commitments and contingencies
  (Notes 10 and 11)

Stockholders' deficit:
  Common stock, $1 par value in 1996 and 1995, authorized 100,000 shares,
    issued and outstanding 225 shares in 1996 and 100 shares in 1995........           225                          100
  Pro forma--preferred stock, $.01 par value, authorized 1,000,000 shares, issued and outstanding none (Note 2)....................................
  Pro forma--common stock, $.01 par value, authorized 10,000,000 shares,
    issued and outstanding 750,000 shares (Note 2)..........................                        7,500
  Capital in excess of par value (Note 2)...................................                    1,076,051
  Accumulated deficit.......................................................    (1,741,286)    (1,741,286)   (1,368,356)
                                                                              -------------  -------------  ------------
  Total stockholders' deficit...............................................    (1,741,061)      (657,735)   (1,368,256)
                                                                              -------------  -------------  ------------
                                                                               $   643,820    $   643,820    $  448,295
                                                                              -------------  -------------  ------------
                                                                              -------------  -------------  ------------

                SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

                             TEARDROP GOLF COMPANY

                            STATEMENTS OF OPERATIONS

                                                                 NINE MONTHS ENDED
                                                                   SEPTEMBER 30,
                                                              ------------------------  YEARS ENDED DECEMBER 31,
                                                                                        -------------------------
                                                                 1996         1995          1995         1994
                                                              -----------  -----------  ------------  -----------
                                                              (UNAUDITED)  (UNAUDITED)
Sales.......................................................  $   715,495  $   820,746  $  1,057,306   $ 784,519

Cost of sales...............................................      299,521      390,396       549,305     446,057
                                                              -----------  -----------  ------------  -----------
Gross profit................................................      415,974      430,350       508,001     338,462

Selling, general and administrative expenses................      667,759      644,952       942,638     782,115
                                                              -----------  -----------  ------------  -----------
Loss from operations........................................     (251,785)    (214,602)     (434,637)   (443,653)

Interest expense............................................      121,145       78,533       107,788     108,391
                                                              -----------  -----------  ------------  -----------
Net loss....................................................  $  (372,930) $  (293,135) $   (542,425)  $(552,044)
                                                              -----------  -----------  ------------  -----------
                                                              -----------  -----------  ------------  -----------
Loss per common share.......................................  $      (.50) $      (.39) $       (.72)  $    (.74)
                                                              -----------  -----------  ------------  -----------
                                                              -----------  -----------  ------------  -----------
Weighted average number of common shares outstanding........      750,000      750,000       750,000     750,000
                                                              -----------  -----------  ------------  -----------
                                                              -----------  -----------  ------------  -----------

                SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

                             TEARDROP GOLF COMPANY

                      STATEMENTS OF STOCKHOLDERS' DEFICIT

                                                                                        COMMON STOCK
                                                                                  ------------------------   ACCUMULATED
                                                                                    SHARES       AMOUNT        DEFICIT
                                                                                  -----------  -----------  -------------
Balances, January 1, 1994.......................................................         100    $     100   $    (273,887)

Net loss........................................................................                                 (552,044)
                                                                                         ---        -----   -------------
Balances, December 31, 1994.....................................................         100          100        (825,931)

Net loss........................................................................                                 (542,425)
                                                                                         ---        -----   -------------
Balances, December 31, 1995.....................................................         100          100      (1,368,356)

Common stock issued for services (UNAUDITED)....................................         125          125

Net loss (UNAUDITED)............................................................                                 (372,930)
                                                                                         ---        -----   -------------
Balances, September 30, 1996 (UNAUDITED)........................................         225    $     225   $  (1,741,286)
                                                                                         ---        -----   -------------
                                                                                         ---        -----   -------------

                SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

                             TEARDROP GOLF COMPANY

                            STATEMENTS OF CASH FLOWS

                                                      NINE MONTHS ENDED      YEARS ENDED DECEMBER
                                                        SEPTEMBER 30,                31,
                                                   ------------------------  --------------------
                                                      1996         1995        1995       1994
                                                   -----------  -----------  ---------  ---------
                                                   (UNAUDITED)  (UNAUDITED)
Cash flows from operating activities:
  Net loss.......................................   $(372,930)   $(293,135)  $(542,425) $(552,044)
  Adjustments to reconcile net loss to net cash
    used in operating activities:
      Depreciation and amortization..............      26,368       14,761      19,682     18,684
      Provision for doubtful accounts............       3,795        7,355       4,317     27,276
      Accrued interest on stockholders' loans....      74,147       49,122      75,420     83,876
      Loss on abandoned assets...................                               74,443
      Common stock issued for services...........         125
      Changes in assets and liabilities:
        (Increase) decrease in accounts
          receivable.............................    (192,540)      10,234      29,297    (77,214)
        (Increase) decrease in inventories.......      19,971      (34,387)    (93,679)    67,321
        (Increase) decrease in prepaid expenses
          and other current assets...............     (59,834)       1,355      (5,581)    37,964
        Increase in accounts payable.............      10,600       30,111      79,678     16,783
        Increase in other current liabilities....      35,040        1,907       7,841      3,811
                                                   -----------  -----------  ---------  ---------
                Net cash used in operating
                  activities.....................    (455,258)    (212,677)   (351,007)  (373,543)
                                                   -----------  -----------  ---------  ---------

Cash flows from investing activities:
  Purchase of property and equipment.............      (5,074)     (19,140)    (29,479)    (7,061)
  Payments for patents and trademarks............                                         (18,786)
                                                   -----------  -----------  ---------  ---------
                Net cash used in investing
                  activities.....................      (5,074)     (19,140)    (29,479)   (25,847)
                                                   -----------  -----------  ---------  ---------

Cash flows from financing activities:
  Payments on capital lease obligations..........     (12,582)                  (1,202)
  Proceeds from notes payable....................                    8,750       8,750    207,250
  Loans from stockholders........................     461,125      225,375     380,577    192,873
                                                   -----------  -----------  ---------  ---------
                Net cash provided by financing
                  activities.....................     448,543      234,125     388,125    400,123
                                                   -----------  -----------  ---------  ---------

                Net increase (decrease) in
                  cash...........................     (11,789)       2,308       7,639        733
Cash, beginning of period........................      15,868        8,229       8,229      7,496
                                                   -----------  -----------  ---------  ---------
Cash, end of period..............................   $   4,079    $  10,537   $  15,868  $   8,229
                                                   -----------  -----------  ---------  ---------
                                                   -----------  -----------  ---------  ---------
Supplemental disclosure of cash flow information:
  Cash paid during the periods for interest......   $  28,498    $  27,584   $  32,626  $  22,901
                                                   -----------  -----------  ---------  ---------
                                                   -----------  -----------  ---------  ---------
Supplemental schedules of noncash investing and
  financing activities:
    Capital lease obligation incurred for lease
      of new equipment...........................   $  --        $  --       $  93,057  $  --
                                                   -----------  -----------  ---------  ---------
                                                   -----------  -----------  ---------  ---------
    Costs of equipment included in accounts
      payable....................................   $  --        $  --       $  37,000  $  --
                                                   -----------  -----------  ---------  ---------
                                                   -----------  -----------  ---------  ---------
    Cost of equipment included in stockholders'
      loans......................................   $  --        $  --       $  18,500  $  --
                                                   -----------  -----------  ---------  ---------
                                                   -----------  -----------  ---------  ---------

                SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

                             TEARDROP GOLF COMPANY

                         NOTES TO FINANCIAL STATEMENTS

NOTE 1--ORGANIZATION AND NATURE OF OPERATIONS

    The Teardrop Putter Corporation ("TPC") was formed as a South Carolina corporation in 1992 and subsequently merged with the Teardrop Golf Company, (the "Company") a Delaware corporation, (SEE NOTE 13). The Company manufactures and markets golf putters and wedges within and outside the United States. The Company intends to relocate its production and executive facilities to or establish additional facilities in the New York metropolitan area.

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    INVENTORIES--Inventories are stated at cost on a first-in, first-out basis, which does not exceed market value.

    PROPERTY AND EQUIPMENT--Property and equipment is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization as follows:

                                                             ESTIMATED
                                                              USEFUL
ASSET                                                          LIVES       PRINCIPAL METHOD
----------------------------------------------------------  -----------  --------------------
Office furniture and equipment............................     5 Years   Declining-balance
Machinery and equipment...................................    10 Years   Declining-balance

    INTANGIBLE ASSETS--Patents and trademarks relate to costs associated with obtaining patents and trademarks within and outside the United States. These costs are amortized on a straight-line basis over 17 years.

    Organization costs relate to costs associated with the formation of TPC. These costs are amortized on a straight-line basis over 5 years.

    INCOME TAXES--TPC is an "S" corporation and, as a result, the earnings and losses have been included in the personal income tax returns of the respective stockholders. Upon completion of the proposed public offering, the "S" election will be terminated.

    The Company complies with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," which requires an asset and liability approach to financial reporting of income taxes. Deferred income tax assets and liabilities are computed for differences between financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to effect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

    LOSS PER COMMON SHARE--Loss per common share is computed based on net loss applicable to common stockholders divided by the weighted average number of common shares outstanding, after giving effect to the merger (SEE NOTE 13).

    The weighted average includes shares issued within one year of the Company's proposed initial public offering (IPO) with an issue price less than the IPO price.

    IMPAIRMENT OF LONG-LIVED ASSETS--The Company periodically assesses the recoverability of the carrying amounts of long-lived assets, including intangible assets. A loss is recognized when expected undiscounted future cash flows are less than the carrying amount of the asset. The impairment loss is the

                             TEARDROP GOLF COMPANY

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):
difference by which the carrying amount of the asset exceeds its fair value. The Company does not expect to have any significant losses resulting from its review of impairment of long-lived assets.

    STOCK-BASED COMPENSATION--The Company plans to account for stock options under SFAS No. 123, which retains the original accounting prescribed by APB Opinion No. 25. As a result, options granted at fair value will not result in charges to earnings. Disclosures will be made, however, of compensation costs determined under SFAS No. 123's fair value methodology.

    USE OF ESTIMATES--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    FAIR VALUE OF FINANCIAL INSTRUMENTS--The fair value of the Company's assets and liabilities which qualify as financial instruments under SFAS No. 107 approximate the carrying amounts presented in the balance sheet. It is not practicable to estimate the fair value of amounts due to stockholders since those transactions were not consummated at arms-length.

    UNAUDITED FINANCIAL STATEMENTS--The unaudited financial statements, in the opinion of management, include all adjustments of a normal and recurring nature, which are necessary for a fair presentation. The results of operations for the nine months ended September 30, 1996 and 1995 are not necessarily indicative of the results expected for the full year.

    PRO FORMA--The pro forma amounts shown in the financial statements reflect the anticipated capitalization of stockholder loans (and accrued interest) as a contribution to capital in excess of par value upon the effective date of the Registration Statement relating to the IPO, and after giving effect to the merger (SEE NOTE 13).

NOTE 3--INVENTORIES

    Inventories comprised the following at September 30, 1996 (UNAUDITED) and December 31, 1995:

                                                                  SEPTEMBER 30,  DECEMBER 31,
                                                                      1996           1995
                                                                  -------------  ------------
                                                                   (UNAUDITED)
Raw materials...................................................   $    28,593    $  111,073
Finished goods..................................................        72,471         9,962
                                                                  -------------  ------------
                                                                   $   101,064    $  121,035
                                                                  -------------  ------------
                                                                  -------------  ------------

                             TEARDROP GOLF COMPANY

NOTE 4--PROPERTY AND EQUIPMENT

    Property and equipment consist of the following at September 30, 1996 (UNAUDITED) and December 31, 1995:

                                                                  SEPTEMBER 30,  DECEMBER 31,
                                                                      1996           1995
                                                                  -------------  ------------
                                                                   (UNAUDITED)
Office furniture and equipment..................................   $    33,063    $   29,489
Machinery and equipment.........................................       174,547       173,047
                                                                  -------------  ------------
                                                                       207,610       202,536
Accumulated depreciation and amortization (includes $9,974 for the nine months ended September 30, 1996 (UNAUDITED) under a
  capital lease)................................................        40,986        17,609
                                                                  -------------  ------------
                                                                   $   166,624    $  184,927
                                                                  -------------  ------------
                                                                  -------------  ------------

NOTE 5--INTANGIBLE ASSETS

    Intangible assets consist of the following at September 30, 1996 (UNAUDITED) and December 31, 1995:

                                                                  SEPTEMBER 30,  DECEMBER 31,
                                                                      1996           1995
                                                                  -------------  ------------
                                                                   (UNAUDITED)
Patents and trademarks..........................................   $    33,786    $   33,786
Organization costs..............................................        10,000        10,000
                                                                  -------------  ------------
                                                                        43,786        43,786
Accumulated amortization........................................        13,142        10,151
                                                                  -------------  ------------
                                                                   $    30,644    $   33,635
                                                                  -------------  ------------
                                                                  -------------  ------------

    Amortization for the years ended December 31, 1995 and 1994 was $3,987 and $3,435, respectively, and $2,991 for the nine months ended September 30, 1996 and 1995 (UNAUDITED).

NOTE 6--NOTES PAYABLE

    Notes payable consist of two lines of credit under which the Company can borrow up to $300,000 and bear interest at 1% over the prime lending rate (9.5% at December 31, 1995 and 9.25% at September 30, 1996 (UNAUDITED)). The lines of credit are collateralized by a security interest in all assets of the Company and are guaranteed by a stockholder. These notes became due on March 15, 1996 (SEE NOTE 13).

NOTE 7--OBLIGATION UNDER CAPITAL LEASE

    Machinery and equipment includes a milling machine stated at $93,057 recorded under a capital lease which was acquired in December 1995.

                             TEARDROP GOLF COMPANY

NOTE 7--OBLIGATION UNDER CAPITAL LEASE (CONTINUED):
    Aggregate future lease payments at September 30, 1996 (UNAUDITED) and December 31, 1995 are as follows:

                                                                 SEPTEMBER 30,   DECEMBER 31,
                                                                 --------------  -------------
Years ending
1996...........................................................    $   --         $    23,726
1997...........................................................        23,726          23,726
1998...........................................................        23,726          23,726
1999...........................................................        23,726          23,726
2000...........................................................        23,726          21,749
2001...........................................................         1,977
                                                                      -------    -------------
Total future lease payments....................................        96,881         116,653
Less amount representing interest..............................        17,608          24,798
                                                                      -------    -------------
Present value of future minimum lease payments.................        79,273          91,855
Less current portion...........................................        15,101          15,226
                                                                      -------    -------------
Long-term portion..............................................    $   64,172     $    76,629
                                                                      -------    -------------
                                                                      -------    -------------

NOTE 8--RELATED PARTY TRANSACTIONS

    Stockholders' loans represent cash advances with no stated repayment date. The loans bear interest at 9% per annum (SEE NOTE 13).

    In August 1996, the Company issued a note to the Company's Chief Executive Officer (CEO) up to a maximum of $300,000 which bears interest at 8% per annum and is due on the earlier of two years following the effective date the Company's Registration Statement relating to the IPO, or July 31, 1997 if the effective date has not yet occurred (SEE NOTE 13). At September 30, 1996 (UNAUDITED), stockholders' loans includes $130,000 under this note.

    The Company is a guarantor of a stockholder's personal loan of $100,000 (SEE
NOTE 13).

NOTE 9--PROPOSED PUBLIC OFFERING

    In August 1996, the Company signed a letter of intent with an investment banking firm for the purpose of underwriting an IPO.

NOTE 10--ECONOMIC DEPENDENCY

    During the year ended December 31, 1995, the Company derived revenues of approximately $256,000 from one customer and had international revenues of approximately $472,000 of which approximately $271,000 were from Japan. During the nine months ended September 30, 1996 and 1995 (UNAUDITED), the Company derived revenues of approximately $179,000 from two customers, respectively and had international revenues of approximately $342,000 and $317,000 of which approximately $179,000 and $155,000 were from Japan, respectively.

    During the years ended December 31, 1995 and 1994, the Company purchased approximately $389,000 and $165,000 of its inventory from three and two suppliers, respectively. During the nine months

                             TEARDROP GOLF COMPANY

NOTE 10--ECONOMIC DEPENDENCY (CONTINUED):
ended September 30, 1996 and 1995 (UNAUDITED), the Company purchased approximately $132,000 and $165,000 of its inventory from two and one suppliers, respectively.

NOTE 11--COMMITMENTS AND CONTINGENCIES

    In July 1994, the Company entered into a consulting and non-competitive agreement with a former stockholder of the Company, which provided for payments by the Company in the form of royalties on the sale of certain putters through July 1996. In addition, the former stockholder will receive $5,000 for each major golfing event or tournament (as defined in the agreement) won by a player using a TearDrop Putter. This agreement is personally guaranteed by one of the Company's stockholders. The Company paid royalties under this agreement of $21,652 and $1,445 in the years ended December 31, 1995 and 1994, respectively, and $9,973 and $14,712 in the nine months ended September 30, 1996 and 1995 (UNAUDITED), respectively.

    The Company rents its current office and assembly facilities under a lease which expires on November 30, 1998. The lease requires that rent be adjusted annually for cost of living increases.

    Future aggregate minimum rental payments are as follows:

Years ending December 31:
1996..............................................................  $  38,400
1997..............................................................     38,400
1998..............................................................     35,200
                                                                    ---------
                                                                    $ 112,000
                                                                    ---------
                                                                    ---------

    Rent expense approximated $27,000 and $19,400 in the years ended December 31, 1995 and 1994, respectively, and $33,600 and $18,400 in the nine months ended September 30, 1996 and 1995 (UNAUDITED), respectively.

    In January 1996, the Company entered into an endorsement agreement with a PGA touring professional for three years beginning January 1996. The agreement provides for payments of $55,000, $70,000 and $98,000 during the years ended December 31, 1996, 1997 and 1998, respectively. In addition, the agreement provides for certain bonuses based on tournament performances and sales in Australia and New Zealand, as defined.

    On June 26, 1996, the Company entered into an employment agreement with one of the Company's sales representatives which provides for compensation of $70,000 annually beginning July 1996 and $100,000 annually upon the effective date of the Registration Statement relating to the IPO. The agreement may be terminated by either party upon two weeks notice. In October 1996, the Company intends to enter into an employment agreement with its CEO (SEE NOTE 13).

NOTE 12--OPERATING RESULTS AND MANAGEMENT'S PLANS

    The Company has expended significant amounts in the development and introduction of its initial products. As a result, the Company incurred a net loss of $542,425 for 1995 and has incurred substantial net losses for each of the past two years. At September 30, 1996 (UNAUDITED), current liabilities exceed current assets by $160,297 and total liabilities exceed total assets by $1,741,061. These factors raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue in existence. Management plans to raise equity capital and, in August 1996, has retained the services of an

                             TEARDROP GOLF COMPANY

NOTE 12--OPERATING RESULTS AND MANAGEMENT'S PLANS (CONTINUED):
investment banking firm and entered into a letter of intent to raise approximately $4,500,000 (after registration costs) in an IPO of its common stock.

NOTE 13--SUBSEQUENT EVENTS

    The Company's stockholders intend to execute an agreement under which, upon the effective date of the Registration Statement relating to the IPO, $1,083,326 of stockholder loans and accrued interest will be contributed to capital in excess of par value. Of the remaining balance, $500,000 will be converted to (i) five promissory notes in various amounts, which aggregate $100,000, bearing interest at 8% per annum and are due no earlier than two years from the date the Company's Registration Statement relating to the IPO becomes effective, and (ii) one $400,000 promissory note which bears interest at 8% per annum and is due no earlier than three years from the date the Company's Registration Statement relating to the IPO becomes effective. In addition, these notes contain provisions under which, upon the exercise of certain warrants, the notes become immediately payable.

    On October 18, 1996, the Company's stockholders adopted a stock option plan ("Plan") providing for incentive stock options ("ISOs") and non-qualified stock options ("NQSOs"). The Company has reserved 200,000 shares of common stock for issuance upon the exercise of stock options granted under the Plan. The exercise price of an ISO or NQSO will not be less than 100% of the fair market value of the Company's common stock at the date of the grant. The exercise price of an ISO granted to an employee owning greater than 10% of the Company's common stock will not be less than 110% of the fair market value of the Company's common stock at the date of the grant and will have a maximum term of five years. All other options granted under the Plan will have a maximum term of ten years.

    On October 21, 1996, TPC merged with Teardrop Golf Company ("TGC"), a Delaware corporation. Each share of TPC's common stock issued and outstanding immediately prior to the merger will be converted to 3333.33 shares of TGC's common stock. The authorized capital stock of TGC is 10,000,000 shares of common stock, $.01 par value per share, and 1,000,000 shares of preferred stock, $.01 par value per share.


    The Company intends to enter into an employment agreement with its CEO as of the effective date of the Registration Statement relating to the IPO. The agreement will provide for compensation of $175,000 annually for three years with a one year renewal term. In addition, the CEO will receive performance bonuses as defined. The agreement will further provide that he may not engage in certain competitive activities, as defined, for two years after termination of the employment agreement.


    On October 21, 1996, the Company granted five-year options (outside the
Plan) to acquire 250,000 shares of the Company's common stock for $4.50 per share to the Company's CEO. In addition, the Company intends to grant five-year options to purchase up to an aggregate of 250,000 shares of the Company's common stock for $4.50 per share to touring golf professionals. The granting of these options is not expected to have a material impact on the Company's financial statements since the options were granted at the current market value of the Company's common stock.

    At March 15, 1996, the Company was in default of the lines of credit as a result of the failure to pay when due. On October 31, 1996, the Company's CEO guaranteed these notes. In addition, the Company received a waiver of the defaults and the notes were extended to December 31, 1996.

    On October 31, 1996, the Company was released from its guarantee of the stockholder's personal loan.

    On November 13, 1996, the Company entered into an advertising agreement for two years beginning January 1, 1997 with a one year extension. The Company will be obligated to pay the aggregate sum of approximately $770,000 for advertising services, as defined in the agreement.

                             TEARDROP GOLF COMPANY

NOTE 13--SUBSEQUENT EVENTS (CONTINUED):

    Under an agreement with the designer of the original TearDrop putter, the Company had agreed to pay royalties on the sale of putters developed, designed or modified by him. The Agreement was terminated (unaudited) on December 18, 1996 by the Company and the designer. In consideration thereof, the Company agreed to pay him $20,000 upon the Closing of the Offering and $15,000 on December 31, 1997 and to issue him options to purchase 1,000 shares of Common Stock for $4.50 per share. Approximately $10,000 of such amount reflected royalties earned by him through September 30,1996. A director and principal stockholder of the Company, had provided a personal guarantee of the Company 's obligations to him.

-------------------------------------------
                                     -------------------------------------------
-------------------------------------------
                                     -------------------------------------------

NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SECURITIES OFFERED BY THIS PROSPECTUS, OR AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES BY ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IS UNLAWFUL. THE DELIVERY OF THIS PROSPECTUS SHALL NOT, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF THIS PROSPECTUS.

                            ------------------------

                               TABLE OF CONTENTS

                                                    PAGE
                                                  ---------
Prospectus Summary..............................          3
Risk Factors....................................          6
Dilution........................................         13
Use of Proceeds.................................         14
Capitalization..................................         16
Dividend Policy.................................         16
Management's Discussion and Analysis
 of Financial Condition and Plan
 of Operations..................................         17
Business........................................         21
Management......................................         27
Principal Stockholders..........................         30
Certain Transactions............................         30
Description of Securities.......................         31
Shares Eligible for Future Sale.................         33
Underwriting....................................         34
Legal Matters...................................         35
Experts.........................................         35
Available Information...........................         36
Index to Consolidated Financial
 Statements.....................................        F-1


UNTIL JANUARY 14, 1997 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS AFFECTING TRANSACTIONS IN THE COMMON STOCK AND THE WARRANTS, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.



                                     [LOGO]

                        1,250,000 SHARES OF COMMON STOCK
                                      AND
                       1,250,000 REDEEMABLE COMMON STOCK
                               PURCHASE WARRANTS


                                 --------------

                                   PROSPECTUS
                                 --------------


                              GKN SECURITIES CORP.


                            KIRLIN SECURITIES, INC.



                               DECEMBER 19, 1996


-------------------------------------------
                                     -------------------------------------------
-------------------------------------------
                                     -------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    The Registrant's Certificate of Incorporation contains a provision eliminating or limiting director liability to the Registrant and its stockholders for monetary damages arising from acts or omissions in the director's capacity as director. The provision does not, however, eliminate or limit the personal liability of a director (i) for any breach of such director's duty of loyalty to the Registrant or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of the law, (iii) under the Delaware statutory provision making directors personally liable, under a negligence standard, for unlawful dividends or unlawful stock purchases or redemptions or (iv) for any transaction from which the director derived an improper personal benefit. This provision offers persons who serve on the Board of Directors of the Registrant protection against awards of monetary damages resulting from breaches of their duty of care (except as indicated above). As a result of this provision, the ability of the Registrant or a stockholder thereof to successfully prosecute an action against a director for breach of his duty of care is limited. However, the provision does not affect the availability of equitable remedies such as an injunction or rescission based upon a director's breach of his duty of care. The Securities and Exchange Commission has taken the position that the provision will have no effect on claims arising under the Federal securities laws.

    In addition, the Registrant's Certificate of Incorporation and Bylaws provide for mandatory indemnification rights, subject to limited exceptions, to any director or officer of the Registrant who by reason of the fact that he or she is a director or officer of the Registrant, is involved in a legal proceeding of any nature. Such indemnification rights include reimbursement for expenses incurred by such director, officer, employee or agent in advance of the final deposition of such proceeding in accordance with the applicable provisions of Delaware General Corporation Law.

ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    Set forth below is an estimate of the fees and expenses to be incurred in connection with the issuance and distribution of the shares of Common Stock, par value $.01 per share, offered hereby (excluding the Underwriters' nonacccountable expense allowance).


Securities and Exchange Commission Registration Fee...............  $   4,407
NASD Filing Fee...................................................  $   1,778
NASDAQ Listing Fee................................................  $  12,000
Blue Sky Fees and Expenses........................................  $  50,000
Legal Fees and Expenses...........................................  $ 120,000
Accounting Fees...................................................  $  50,000
Printing and Engraving Costs......................................  $ 100,000
Transfer Agent Fees...............................................  $   7,500
Miscellaneous Expenses............................................  $  74,315
                                                                    ---------
      TOTAL.......................................................  $ 420,000

ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES

    The following table sets forth all sales of unregistered securities by the Registrant within the past three years.

       NATURE OF
    TRANSACTION AND                                                                                AGGREGATE
          DATE                   PURCHASERS             SECURITIES SOLD       PRICE PER SHARE   OFFERING PRICE
------------------------  ------------------------  ------------------------  ---------------  -----------------
Initial Capitalization    Wayne R. Wooten           333,333 shares of            $   .0003         $  100.00
  August, 1992            Fred K. Hochman           Common Stock
                          Frank Grace
                          Richard Rizzuto
                          John Schubert
Sale of shares to a       Rudy A. Slucker           416,666 shares of            $   .0003         $  125.00
  director of the                                   Common Stock
  Company

    The Company relied on Section 4(2) of the Securities Act and Rule 701 promulgated thereunder for each issuance. No underwriters were involved nor any commissions paid in connection with any of the above transactions.

ITEM 27. EXHIBITS


 EXHIBIT
 NUMBER                                                   DESCRIPTION
---------  ---------------------------------------------------------------------------------------------------------
     1.1+  Underwriting Agreement
     3.1+  Certificate of Incorporation
     3.2+  Certificate of Merger
     3.3+  Agreement and Plan of Merger dated October 21, 1996 between the Company and
             TearDrop Putter Corporation, a South Carolina Corporation
     3.4+  By-Laws
     4.1+  Warrant Agreement
     4.2+  Specimen Common Stock Certificate
     4.3+  Specimen Warrant Certificate
     5.1+  Opinion of Crummy, Del Deo, Dolan, Griffinger & Vecchione
    10.1+  Employment Agreement with Rudy A. Slucker
    10.2+  Employment Agreement with John Zeravica
    10.3+  Stock Option Plan
    10.4+  Form of Stock Option Agreement
    10.5+  Form of Agreement dated as of October 18, 1996 between the Company, TearDrop Putter Corporation, a South
             Carolina Corporation, Rudy A. Slucker, Fred K. Hochman, Frank Grace, Richard Rizzuto and John Schubert
    10.6+  Grid Note with a maximum principal amount of $300,000 dated as of August 1, 1996 issued by the Company to
             Rudy A. Slucker
    10.7+  Form of Promissory Note in the original principal amount of $400,000 to be issued by the Company to Rudy
             A. Slucker
    10.8+  Form of Promissory Note in the original principal amount of $40,000 to be issued by the Company to Rudy
             A. Slucker
    10.9+  Form of Promissory Note in the original principal amount of $30,000 to be issued by the Company to Fred
             R. Hochman
   10.10+  Form of Promissory Note in the original principal amount of $15,000 to be issued by the Company to Frank
             Grace

 EXHIBIT
 NUMBER                                                   DESCRIPTION
---------  ---------------------------------------------------------------------------------------------------------
   10.11+  Form of Promissory Note in the original principal amount of $12,500 to be issued by the Company to
             Richard Rizzuto
   10.12+  Endorsement Agreement dated January 1, 1996 between the Company and
             Consolidated Artists Inc.
   10.13+  Agreement dated May 5, 1996 between the Company and Dustin Phillips
   10.14+  Agreement dated August 29, 1996 between the Company and Dennis Zinkon
   10.15+  Agreement dated September 10, 1996 between the Company and Dino Lucchesi
   10.16+  Agreement dated September 25, 1996 between the Company and P.J. Cowan
   10.17+  Property Lease dated August 3, 1995 between the Company and Albert H. Politi
   10.18+  Equipment Lease dated November 30, 1995 between the Company and
             Packaging Management Associates, Inc.
   10.19+  Consulting and Non-Competitive Agreement dated July 27, 1994 between the Company and Wayne Richard Wooten
   10.20+  Form of Purchase Option to be issued by the Company to Underwriters.
   10.21+  Financial Consulting Agreement between the Company and GKN Securities Corp.
   10.22+  Advertising Agreement dated November 13, 1996 between the Company and the Golf Channel, Inc.
   10.23+  Form of Lock-up Agreement
    24.1+  Consent of Crummy, Del Deo, Dolan, Griffinger & Vecchione (See Item 5.1)
    24.4   Consent of Rothstein, Kass & Company, P.C.


------------------------

+   Previously filed.

ITEM 28. UNDERTAKINGS

    The undersigned Registrant hereby undertakes to provide to the Underwriters, at the Closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to Item 24 hereof, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The undersigned Registrant further undertakes that:

        (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be bona fide offering thereof.

                                   SIGNATURES


    In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this Amendment to be signed on its behalf by the undersigned, in the City of Hilton Head Island, State of South Carolina, on December 17, 1996.


                                TEARDROP GOLF COMPANY

                                BY:             /S/ RUDY A. SLUCKER
                                     -----------------------------------------
                                                  Rudy A. Slucker
                                       PRESIDENT AND CHIEF EXECUTIVE OFFICER

    In accordance with the requirements of the Securities Act of 1933, this Amendment has been signed by the following persons in the capacities and on the dates stated.


             NAME                          TITLE                    DATE
------------------------------  ---------------------------  -------------------
                                President, Chief Executive
                                  Officer and Director
     /s/ RUDY A. SLUCKER          (Principal Executive
------------------------------    Officer and Principal       December 17, 1996
       Rudy A. Slucker            Financial and Accounting
                                  Officer)

     /s/ FRED K. HOCHMAN        Director
------------------------------                                December 17, 1996
       Fred K. Hochman

      /s/ JEFFREY BAKER         Director
------------------------------                                December 17, 1996
        Jeffrey Baker

                                Director
------------------------------
      Leslie E. Goodman